U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                EYECITY.COM, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


                Delaware                                         11-3327465
---------------------------------------------                -------------------
(State or Other Jurisdiction of Incorporation                 (I.R.S. Employer
            or Organization)                                 Identification No.)


            79 Express Street
            Plainview, New York                                      11803
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   (Address of Principal Executive Offices)                        (Zip Code)


                                 (516) 822-5000
--------------------------------------------------------------------------------
                           (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:

    Title of Each Class                      Name of Each Exchange on Which
    to be so Registered                      Each Class is to be Registered
    -------------------                      ------------------------------

            NONE                                            NONE


Securities to be registered under Section 12(g) of the Act:

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                                (Title of Class)

                                     PART I



ITEM 1. DESCRIPTION OF BUSINESS

General

      EyeCity.com, Inc. ("EyeCity") is engaged in the marketing, distribution and retail sale over the Internet of a broad range of eyewear products and optical accessories, including brand name sunglasses, contact lenses, binoculars, prescription eyewear, telescopes, sports and lifestyle eyewear and hunting glasses. The annual United States optical product market is estimated at $15.8 billion. EyeCity is in the process of effecting an acquisition strategy within the highly fragmented Internet optical industry, and has recently closed on the acquisition of three companies retailing optical products over the Internet. Through this strategy, as well as internal expansion, EyeCity intends to become the leading e-commerce retailer of eyewear and optical accessories and related content on the Internet, providing one-stop shopping for domestic and international customers in an easy-to-shop environment, 24 hours a day, seven days a week. EyeCity intends to acquire additional complementary businesses as opportunities arise from time to time.

      EyeCity believes that its websites, including Peepers.com, EyeGlassPlace.com, OpticalSite.com, SunglassSite.com and Abeam.com offer the largest online selection of brand name sunglasses.

      EyeCity coordinates and processes order fulfillment and customer service for all of its websites through EyeCity's centralized Minnesota distribution facility. We believe optical product retailing is well positioned to benefit from the attractive cost structures of online retail operations. While traditional store-based optical retailers must make significant investments in inventory, real estate and personnel for each store location, online retailers such as EyeCity incur significantly lower related costs. Additionally, while traditional retailers are constrained in the amount of inventory they can carry at each store and are therefore required to focus on a smaller selection, online retailers such as EyeCity can offer consumers a broader range of product offerings without having to incur as significant an investment in inventory because on line retailers do not need to fill store shelves with merchandise which can lead to overstocking and can result in slower inventory turn and strains on cash flow.

      EyeCity is in the process of designing and constructing its Internet SuperSite, which will complement EyeCity's family of existing e-commerce web sites. Each site targets various eyewear consumer niche markets. The new site, www.eyecity.com, is anticipated to be launched in early 2000. In the short term, the SuperSite will offer consumers one of the broadest online selections of brand-name sunglasses, contact lenses, prescription eyewear and optical products, as well as an extensive selection of lifestyle eyewear for golfing, fishing and extreme sports and informative content relating to eyecare and optical fashion and health. As part of its long term strategy, EyeCity also intends to expand its online prescription lenses fulfillment service and, subject to identifying and obtaining rights to the appropriate technology, may in the future offer innovative "Try It On" technology, which mirrors the in-store browsing experience by allowing consumers to choose the eyeglasses best suited to the shape of their face. EyeCity expects to generate online traffic to its SuperSite primarily by establishing strategic partnerships with traditional optical companies and with major online retailers of non-optical merchandise and by enhancing and expanding its existing portal relationships with heavily trafficked online portals and search engines.

      In addition, in September 1999 EyeCity acquired a non-exclusive three year license from Yahoo! Inc. to use the "Yahoo!" name and logo for the distribution and marketing of


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

eyewear and eyewear accessories throughout the United States. Contemporaneously with this transaction, EyeCity entered into a distributor agreement with Sun Optics d/b/a Insight Eyeworks, Inc. under which Insight will manufacture, market and distribute the Yahoo! eyewear and eyewear accessories in traditional retail channels in the United States other than through the Internet and other e-commerce channels.

      The SuperSite will also carry EyeCity's patented EyeTools computer eyeglasses, which were developed to relieve Computer Vision Syndrome ("CVS"), a potentially debilitating condition that results in headaches, blurred vision and eyestrain often associated with CVS. EyeTools computer eyeglasses feature a patented lens technology that enables the computer user to focus more clearly by minimizing glare and equalizing all sources of ambient lighting, such as from windows and overhead sources.

      From EyeCity's inception through December 1998, EyeCity's business strategy was to become a leading producer, distributor and marketer of ergonomic computer eyewear products designed to alleviate health related problems associated with CVS. In January 1999, EyeCity refocused its business strategy to capitalize on the internet retailing opportunities associated with the optical product industry. In this regard, in 1999 EyeCity acquired Eye Glass Place.com, Inc., Peeper's Sunglasses and Accessories, Inc. and SunSource Technology, Inc. See Note 5 of "Notes to Financial Statements" for additional information regarding these acquisitions.


      Effective November 17, 1999, EyeCity's common stock was delisted by NASDAQ from quotation on the Over The Counter Bulletin Board. EyeCity's common stock is anticipated to be quoted on the "pink sheets", assuming market makers are willing to make a market in EyeCity's common stock. Following final effectiveness of this Form 10, EyeCity intends to reapply for listing of its securities on the Over The Counter Bulletin Board. There can be no assurance that such market makers will make markets in EyeCity's stock, or that the stock will again be listed on the Bulletin Board.

      EyeCity was incorporated in May 1996 in New York under the name Ergovision, Inc., and reincorporated in Delaware in April 1997 under the name Ergovision, Inc. In May 1999, Ergovision, Inc. changed its name to EyeCity.com, Inc. EyeCity's principal executive offices are located at 79 Express Street, Plainview, New York 11803, and its telephone number is 516-822-5000.


Optical Industry Overview


      General. EyeCity believes that a substantial opportunity exists for expanding retail sales of optical products on the Internet. The United States optical industry serves approximately 161 million Americans with refractive needs, approximately 101 million of whom made eyewear-related purchases within the last year. According to the Jobson Optical Group Data Base ("Jobson"), U.S. retail eyewear sales were approximately $15.4 billion in 1997, representing a 5.5% increase over the $14.6 billion that was spent in 1996, which 1996 sales reflected a 5.5% increase over 1995. According to Jobson, U.S. retail sales of optical products increased to approximately $15.8 billion in 1998, representing a 2.6% increase over 1997.


      EyeCity believes that current demographic trends, technological innovation, medical advances and relatively attractive profit margins are fueling the optical industry's growth. EyeCity believes that as the United States population ages and grows in size, the demand for vision correction and eyewear products will increase. Moreover, EyeCity believes that advances in optical technology will spur consumer interest in high-performance optical products.


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

      Sunglasses. According to Jobson, United States retail sunglass sales were approximately $3 billion in 1997, an increase of 2% and 10% over 1996 and 1995, respectively.

      EyeCity believes that growth in sunglass sales has been primarily driven by:

      o Enhanced Fashion Lines by well-known fashion designers who have added sunglass lines and promoted sunglasses as a key fashion accessory;

      o Heightened Health Concerns due to awareness of the harmful effects of ultraviolet light and the further depletion of the Earth's ozone layer, causing consumers to seek additional eye protection;

      o Increased Variety of Specialized Sunglass Products to serve growing consumer demand for specially designed sunglasses for a variety of sports and activities; and

      o Continuous Product Replacement by consumers who must continually replace lost, stolen or broken sunglasses.

      Contact Lenses. According to Jobson, in 1998 there were approximately 33 million contact lens wearers in the United States, generating domestic sales of approximately $2.2 billion. Contact lenses have become a convenient, cost effective alternative to eyeglasses and the number of contact lens wearers is expected to increase as technology further improves the convenience, comfort and fit of contact lenses. Growth in this market is due largely to the shift away from traditional soft lenses, which generally are replaced on an annual basis, to disposable lenses, which are replaced on a daily, weekly, or bi-weekly basis.

      Traditionally, contact lenses were almost exclusively sold to consumers by eyecare practitioners, including ophthalmologists and optometrists. Eyecare practitioners would typically supply a patient with his or her initial pair of contact lenses in connection with providing the patient an eye examination and all replacement lenses, regardless of whether the patient was given or required another eye examination. Because the initial fitting of contact lenses requires a prescription written by an eyecare practitioner, the initial sale of contact lenses still takes place primarily in this manner.

      Over the last decade, however, a number of alternative sellers of replacement contact lenses have emerged, including direct marketers. Purchasing replacement contact lenses from a direct marketer offers the convenience of shopping at home, rapid home delivery, quick and easy telephone or Internet ordering and competitive pricing. In addition, the growth in popularity of disposable contact lenses, which require patients to purchase replacement lenses more frequently, has contributed to the growth of the direct marketing channel.

      Prescription Eyeglasses. The prescription eyeglass industry is highly fragmented. In the last decade, general merchandise chains - both large discount stores and warehouse clubs such as Wal-Mart, Price Club/Costco and Sam's Distributors - entered the optical industry. EyeCity believes the increase in market share of the warehouse club segment has caused both the superstore and non-superstore chains to experience lower margins. Some chains have downsized physically - the superstores of the late 1980's (those containing a surfacing laboratory and offering one-hour service) have, in many instances, been replaced by smaller stores that do not contain a surfacing laboratory to provide such service. Accordingly, EyeCity believes non-superstore formats, including online optical retailers, have been gaining market share at the superstores' expense.

      See "Government Regulation" and "Competition" for a discussion of certain industry practices which may adversely impact the direct marketing of contact lenses and prescription eyeglasses, including online marketing.

Business Strategy


      EyeCity's business strategy includes the following key elements:

      o     Offer Largest Online Selection of Optical Products and Related
            Merchandise: EyeCity intends to offer consumers one of the broadest online selections of optical products including sunglasses, contact lenses, prescriptions eyewear, lifestyle eyewear, reading glasses and over-the-counter eyecare pharmaceuticals and related items in an interactive and personalized environment.

      o Implement E-commerce Expansion through Acquisitions: EyeCity intends to continue to seek selective acquisitions of online optical product retailers in order to further build market share, broaden its product line and to benefit from operating efficiencies and economies of scale.

      o Create Strong Brand Awareness of, and Customer Loyalty Towards, the EyeCity.com SuperSite: EyeCity believes that building brand awareness of, and strong customer loyalty towards, its SuperSite will be critical to attracting and expanding EyeCity's consumer base. EyeCity intends to promote its brand identity through online and traditional media and event sponsorships, by providing informative content and by establishing strategic relationships with other websites to act as their online optical retailer and related content provider. EyeCity expects that brand awareness will also be reinforced through sub-branding opportunities on its specialty niche websites.

                  In order to foster customer loyalty, EyeCity will strive to offer its customers compelling value through innovative use of simple and efficient navigation and search technology, broad product selection, high-quality content, competitive pricing and personalized customer service. EyeCity intends to increase market share and encourage customers to make repeat purchases through a Frequent Buyer's Club program that will reward customers with points that can be used as credits towards future purchases.

      o Develop Strategic Industry, Website and Portal Alliances: EyeCity intends to establish strategic alliances with global optical companies and with online retailers of non-optical products to attract additional users to, and increase brand awareness of, the www.eyecity.com SuperSite. EyeCity also intends to expand and enhance its existing relationships with online portals and search engines to generate increased online traffic to the SuperSite.

                  There can be no assurance that EyeCity will be able to
            identify, negotiate or obtain financing for future acquisitions, or to integrate the acquisitions with its current business, or that the process of integrating an acquired business, technology, service or product into EyeCity will not result in unforeseen operating difficulties and expenditures or that the anticipated benefits of any acquisition will be realized. EyeCity cannot guarantee that its branding efforts and alliance strategies will be successful.

Products

      EyeCity currently operates the following Web sites, offering the following products:

           WebSites                        Products
           --------                        --------

           Peepers.com                     Brand name sunglasses

           Eyeglassplace.com               Brand name sunglasses

           Sunglassite.com                 Brand name sunglasses

           Abeam.com                       Brand name sunglasses

           Opticalsite.com                 Prescription lenses; contact lenses;
                                           brand name sunglasses

           Binoculars.com                  Binoculars, telescopes, concert
                                           glasses, night vision goggles and
                                           riflescopes

           Ergovision.com                  Computer glasses and eyedrops

           Foggles.com                     Sports and lifestyle glasses

      EyeCity's principal merchandising strategy is to distinguish its websites by offering a larger and more focused selection of optical products than its competitors. EyeCity currently carries the following merchandise lines:

      o Sunglasses. EyeCity offers a wide variety of function, sport and fashion sunglasses. The term "function" sunglasses generally refers to the industry's more traditional and well-recognized brands and styles, including Ray-Ban's "Wayfarer" and classic aviator sunglasses, as well as the leading Serengeti, Revo and Vuarnet lines. In the sports category, EyeCity sells specialized lightweight and impact resistant sunglasses for cycling, skiing and a variety of other sports and activities. EyeCity also offers a broad selection of designer fashion frames for men, women and children.

      o Prescription Eyeglasses. EyeCity, through its Peepers.com and Opticalsite.com websites, offers prescription eyeglasses to online consumers in a wide variety of fashion frames.

      o Recreational Products. EyeCity's Binoculars.com website offers an array of brand-name vision enhancing recreational products including binoculars, telescopes, concert glasses, night vision goggles and riflescopes, as well as specialized eyewear for hunters and aviation pilots.

      o Contact Lenses. Contact lenses can be divided into two categories, soft lenses and hard lenses, which represent approximately 80% and 20% of U.S. wearers, respectively. EyeCity offers substantially all of the soft and hard contact lenses produced by the leading contact lens manufacturers, including Johnson & Johnson, CIBAVision, Wesley Jessen/Barnes-Hind, Bausch & Lomb and CooperVision.

      o EyeTools Computer Eyewear Products. EyeCity offers three different styles of its patented EyeTools computer glasses. EyeTools are intended to relax the eyes and ameliorate visual discomfort, focus difficulties, headaches and other related problems associated with CVS. EyeCity also offers EyeTools computer eye drops which are designed to treat dry eye syndrome caused by prolonged computer use.


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

      o Accessories. EyeCity sells cords, cleaning cloths, eyeglass cases and other related optical accessories. EyeCity intends to increase its optical accessory sales by devoting additional resources to improve the quality, breadth and visual presentation of such merchandise.

The EyeCity.com SuperSite

      www.eyecity.com, EyeCity's umbrella SuperSite, which is anticipated to be launched in early 2000, is being designed to provide consumers with an attractive, easy-to-shop, content-rich online optical shopping experience. As with a physical retail store, online customers will be able to browse the various departments of EyeCity, search for specific optical needs, view specially promoted products, obtain product information, order products and obtain customer service. In contrast to a physical retail store, however, an EyeCity consumer's optical shopping experience will be had in the comfort and convenience of his or her home or office. In addition, EyeCity intends that its online SuperSite will have separate departments that cater to individual interests, hobbies and lifestyles.

      The SuperSite, as well as the separate niche websites operated by EyeCity, are linked to EyeCity's centralized Minnesota distribution facility, which handles all purchasing, order processing, fulfillment, customer service and inventory control. Customers will be able to satisfy their eyewear needs by visiting the Peepers.com, Eyeglassplace.com, Sunglasssite.com, Abeam.com, Opticalsite.com, Binoculars.com, Ergovision.com and Foggles.com websites and directly through the EyeCity SuperSite when launched. See "Distribution Fulfillment and Inventory".

      The SuperSite is being designed to provide the following:

      o Browsing Section: EyeCity will organize its optical product offerings into a simple set of departments and sub-departments. By clicking on the department name, the consumer will quickly target products of interest. This feature will also include special categories containing bestsellers and manufacturers' best picks.

      o Searching Section: The SuperSite will provide an interactive search engine and a selection of search tools that will allow customers to find items based on pre-selected criteria such as manufacturer, product model number, style, brand, price and frame or lens color.

      o Personalized Customer Section: The SuperSite will welcome customers to the site, where they can provide demographic information which will be used to recommend a choice of eyewear customized for that particular user. EyeCity will automatically e-mail order confirmations thanking the customer for the order. Customers also will be given the option of being informed of new products and special promotional offers.

      o Contest Giveaway Section: This section of eyecity.com will feature a contest offering giveaways of optical products. Browsers will enter their e-mail addresses in this section and be notified by email if they have won. The winner's name will be posted daily in this section. EyeCity believes that this contest giveaway will increase overall online traffic to, and enhance the brand awareness of, EyeCity.

      o Ask the Doctor Section: EyeCity intends to make available an "Ask the Doctor" content section which will provide consumers with product information and with the opportunity to engage in Q&A sessions with


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

            eyecare professionals, including optometrists and ophthalmologists. These eyecare professionals will provide customers with general information regarding eye disorders, eyecare, laser vision correction and contact lens usage, and with answers to product-specific questions. Articles relating to these and other topics will be prominently featured on this portion of the website.

      o Children's Forum Section: EyeCity's "Children's Forum" section will contain eyecare tests and interactive games intended to educate children about their eyes and eye care. Children will have the opportunity to ask questions, post messages and interact with one another.

      o "Try it on" Section: EyeCity intends, subject to identifying and obtaining rights to the appropriate technology, to license or independently develop technology that will allow users to scan their photographs and to superimpose any style of glasses from EyeCity's vast product line onto the scanned photograph. This feature is intended to provide the online consumer with a true "in-store" experience. This software package will also enable the customer to try on multiple pairs of glasses simultaneously, a feature that cannot be achieved in a physical store.

      o Donate a Pair Section: EyeCity will seek charitable partners to distribute used eyeglasses that are donated by EyeCity customers. Customers will donate their old eyeglasses and receive a gift certificate redeemable for purchases at EyeCity. The old eyeglasses will then be issued, free of charge, to those in need.

      See "Technology and Security" for a discussion of customer security and privacy protocols.

      Eye City believes that the aggregate costs which it will incur in connection with developing the initial launch of the SuperSite will be approximately $565,000; these costs to date have been approximately $165,000. There can be no assurance that the implementation of the SuperSite or other contemplated expansions of EyeCity's operations will be completed in a cost-effective or timely manner, that consumers will react positively to EyeCity's sales strategy, SuperSite or family of websites or that any such plans will be successful. Expansion of EyeCity's operations would also require significant additional financing and operating expenses and could strain EyeCity's management, financial and operational resources. Furthermore, any new business or service launched by EyeCity that is not favorably received by consumers could have an adverse effect on EyeCity's reputation and diminish the value of its brand name.

Marketing and Promotion

      EyeCity's marketing plan is to distinguish itself by offering the largest variety of products, shopping convenience, ease-of-use and more advanced technology than any current online optical retailer, an enhanced user experience as compared to in-store purchasing, strategic partnerships with major online retailers and portal relationships with exclusive key words to build significant site traffic, and additional marketing strategies discussed below.

      EyeCity's marketing strategy includes promoting and increasing EyeCity's brand visibility and acquiring new customers by developing distribution alliances with major portal sites, advertising on leading sites and other traditional media, expanding EyeCity's affiliates


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network, and targeting linking programs and direct marketing to existing and potential customers. EyeCity may determine in the future to continue the flow of traffic to the acquired sites or to point all traffic to the www.eyecity.com SuperSite.

      The key features of EyeCity's marketing strategy are:

      o Customer Retention: EyeCity intends to implement a Frequent Buyer's Club program, allowing members to receive discounts and free merchandise based on a certain volume of purchases. This program will also provide EyeCity with the ability to collect user demographics to facilitate targeted marketing of a member's on-line optical purchases. A key strategy is to incentivise contact lens users to purchase other optical products. EyeCity intends to use an existing technology known as a "cookie," to track basic user actions and sessions on the EyeCity website. The "cookie" technology will be able to restore a customer's shopping basket and on-line session even if the customer leaves EyeCity and returns later. EyeCity believes that the use of this technology will facilitate and encourage customers to spontaneously visit and return to EyeCity's website.

      o Consumer Database Marketing. EyeCity will use database marketing to learn its customers' lifestyle and preferences. After collecting consumer data, EyeCity will send customers e-mail messages containing discount coupons, information regarding new product releases and special sales, in each case geared towards the customer's previous purchasing and browsing patterns. EyeCity intends to implement collaborative filtering software to personalize the EyeCity website to each individual customer and provide product recommendations derived from each customer's historical buying and browsing patterns.

      o Online and Traditional Advertising: EyeCity intends to direct online traffic to www.eyecity.com by advertising on other websites, including HotBot, Yahoo, Excite, Lycos and Infoseek. EyeCity intends to use ad-server technology which will allow it to change its advertising by delivering program code directly to the websites hosting EyeCity's ads. Advertising websites will be chosen based on their cost relative to their ability to generate traffic for EyeCity and the likely audience to be targeted by advertising on such websites. Additionally, EyeCity intends to participate in numerous in-house and manufacturer sponsored promotions. EyeCity expects that these promotions will be web-based and will be geared to specific manufacturers, product categories and buyer segments. In the longer term, EyeCity will also utilize more traditional advertising, including television, radio and print.

      o Linking and Affiliate Programs: To direct traffic to www.eyecity.com, EyeCity intends to aggressively expand and enhance its existing marketing linking program to create inbound links to its website from other sites on the Web. These links allow potential customers to simply click on the link and be connected to EyeCity from other search engines, manufacturers' websites, community and affinity sites and home pages. Affiliates become registered through entering into contractual referral arrangements with EyeCity. Registered affiliates are generally paid a referral of 5% of the net invoice amount of any sale generated via the affiliate's link to EyeCity.

      o Direct Internet Marketing: EyeCity intends to implement various direct marketing programs that will allow it to communicate on a regular basis with its customers. These programs will be custom tailored to its customers' demographic profiles. An e-mail will be sent out to all customers on a regular basis informing them of product specials and new product arrivals. This proactive marketing approach will allow EyeCity to alert existing customers to new buying opportunities.

      EyeCity also participates in an "in the box" marketing program in which EyeTools direct-sell marketing materials are inserted in Hewlett Packard shipping packages containing new computers. This program has already begun to generate orders from Hewlett Packard end users. EyeCity also sells the EyeTools product line via the Internet to major corporations, and sells its Foggles optical products for the aviation, hunting and shooting industries through distributors, catalogues, direct advertising, retail stores and the Internet.

      EyeCity believes that continuing to strengthen the EyeCity brand is critical to achieving widespread acceptance, particularly in light of the competitive nature of EyeCity's market. In order to implement this strategy, EyeCity will need to effect additional significant financings. However, there can be no assurance that EyeCity will be able to obtain financing or will be able to do so on favorable terms. See "Management's Discussion and Analysis or Plan of Operation" There can be no assurance that the foregoing marketing and brand promotion activities will yield increased revenues or that any such revenues would offset the expenses incurred by EyeCity in building this brand. Further, there can be no assurance that any new users attracted to the SuperSite will conduct transactions through the SuperSite or EyeCity's family of websites on a regular basis. If EyeCity fails to promote and maintain its brand or if it incurs substantial expenses in an attempt to promote and maintain its brand without generating significant revenues, or if EyeCity's existing or future strategic relationships fail to increase brand awareness, EyeCity's business, results of operations and financial condition could be materially adversely affected.

Distribution, Fulfillment and Inventory

      EyeCity utilizes a centralized order processing, distribution, fulfillment, customer service and warehousing facility located in Duluth, Minnesota.

      During early 2000, the acquired sites and the completed SuperSite will be linked with one back end, which is currently under construction as part of the SuperSite initiative. The back end will store all marketing intelligence, order processing, inventory needs and financial data for all of EyeCity's divisions and specific niche sites. This back end will allow for complete monitoring of the sites. EyeCity intends to use an integrated packing and shipping system with an on-line connection to EyeCity's management information system. This system will monitor the in-stock status of each item ordered, process the order and generate warehouse selection tickets and packing slips for order fulfillment operations.

      Currently, EyeCity's websites operate as independent entities and orders are accumulated and processed by a single point of sale order fulfillment system. Under the present system, once an order is received, EyeCity's point-of-sale computer system checks the order against its inventory. If the item ordered is in stock, the point-of-sale system prints an order request and a mailing label, which are retrieved by EyeCity's staff on an ongoing basis during business hours. Orders are shipped through one of several channels, as selected by the customer, including regular U.S. mail, United Parcel Service, second-day air or overnight courier, with shipping charges varying by the carrier selected. Orders are shipped the same day that they are placed if the product is in stock. An e-mail is also sent the same day thanking the customer for shopping at EyeCity. If the product is not in stock, the customer is notified on the website and alternative product suggestions are offered. If the customer desires to order the currently out-of-stock product anyway, the product is back-ordered and is shipped to the customer as soon as it is available.


      EyeCity expects that it generally will purchase product directly from manufacturers and distributors on an as-needed basis to fill orders. EyeCity has analyzed its customers' buying patterns and will carry a minimal level of inventory, stocking only the most popular items to ensure timely delivery to the customer. EyeCity currently purchases the limited inventory it does carry primarily directly from manufacturers, including Ray-Ban Sun-Optics, a Luxottica Group Company, and Canon and, to a lesser extent, from buying groups and distributors. To the extent that EyeCity needs inventory not in stock at the time, EyeCity contacts the manufacturer, buying group or distributor which supplies the product and it is shipped to EyeCity. EyeCity believes that this inventory and distribution strategy enables it to achieve favorable pricing and optical product availability. One supplier, Ray-ban Sun-Optics, accounted for approximately 33.3% of EyeCity's retail sales revenues in 1998 and 28.0% of EyeCity's retail sales revenues for the first nine months of 1999. EyeCity does not have contractual fulfillment arrangements with its suppliers and purchases product in the ordinary course of business on a purchase order basis. In the event that any of these suppliers could no longer supply EyeCity with optical products, EyeCity may not be able to secure other adequate sources of supply on a timely basis, or may not be able to obtain its inventory on terms as favorable to EyeCity as its current supply. Either circumstance could adversely affect EyeCity by increasing its costs or, in the event adequate replacement supply cannot be secured, could cause EyeCity to lose sales and customers.


      EyeCity fulfills orders for prescription eyeglasses through eyeglass grinding laboratories in the United States with whom EyeCity has non-contractual arrangements. When an order is placed with EyeCity, EyeCity provides the laboratory with the prescription information provided by the customer and the frames that have been selected by the customer. Lenses are usually manufactured by the laboratory within two to three business days if the necessary materials are in stock; otherwise, orders are processed as soon as possible after the materials become available.

      EyeCity cannot assure you that it has anticipated all of the changing demands that its expanding operations will impose on its receiving and distribution system or that events beyond EyeCity's control, such as disruptions in operations due to labor disagreements, shipping problems, fires or natural disasters, will not result in a material adverse effect on EyeCity's business, results of operations and financial condition.

      EyeCity's success depends, in part, on its ability to provide prompt, accurate and complete service to its customers on a competitive basis, and its ability to purchase and promote products, manage inventory, ship products, manage sales and marketing activities and maintain efficient operations through its management information systems and particularly its various websites. A significant disruption in EyeCity's management information systems or websites could adversely affect EyeCity's relations with its customers and its ability to manage its operations and would have a material adverse effect on EyeCity's business, financial condition and results of operations. EyeCity's ability to compete effectively and to manage future growth, if any, will require EyeCity to continue to improve its financial and management controls and its reporting systems and procedures on a timely basis and to expand, train and manage its employee base. EyeCity's failure or inability to accomplish any of these goals could have a material adverse effect on its business, financial condition and results of operations.

Customer Service

      EyeCity intends to offer state of the art customer service to generate repeat customers and grow market share. The Customer Service area of the SuperSite will contain extensive information about shopping for, ordering and returning products. Shipping charges, payment options, and other policies will be explained for the customer. Help buttons on every page of the site will take customers to the specific customer service topic they need. Customers will be able to track the current status of their orders, including getting the shipper tracking numbers. Because the concept of Internet retail is new to many people, EyeCity will prominently display its toll-free number throughout the site. Customer service agents currently are and will be available to answer customer questions about products and the shopping process.

      EyeCity is also considering implementing, subject to obtaining appropriate financing, commercially available technology which will enable the end user to communicate via the internet live with customer service representatives during specially posted hours. This interactive customer service feature will enable real time communication with the end user and allow for one to one customer service and marketing. The system will allow the customer service representative to respond to all customer questions asked by the customer as well as to push certain web pages to the customer to answer all of their questions.

      Currently, customers of EyeCity's websites order products by accessing EyeCity's websites via the World Wide Web on the Internet. Once there, a customer selects the category of products that they wish to browse (e.g., sunglasses, binoculars, etc.). A list of brands is then presented, from which the customer chooses one to browse. Within each page devoted to a brand will be either pictures and descriptions of products or a list of "catalogs," each containing pictures and descriptions of a particular brand's products. If a customer does not see a product that they like in a given catalog, they can easily go back to the list of catalogs, the list of brands or to the main page of the site. Customers who have selected all of the products that they wish to purchase are prompted to confirm their selection and to provide billing and shipping information through a secure Internet connection.

      When ordering prescription products, customers can either enter their prescription information online, with their doctor's name and number so that an EyeCity employee can attempt to confirm the prescription, or the customer may fax or mail a hard copy of their doctor's written prescription. Once the prescription information is confirmed, if the customer is ordering prescription eyeglasses, the frames selected by the customer are shipped to an eyeglass grinding laboratory, where the lenses are cut, glazed, and inserted into the frames and then shipped back to EyeCity. EyeCity then ships the finished product to the customer.

      EyeCity maintains a toll-free telephone number for taking orders, handling customer service (including assisting customers and suggesting styles or brands of products that might suit the customer's taste) and receiving credit card information from those customers who choose not to provide this information via the internet. EyeCity also accepts orders by fax and accepts payments by money order or check.

      EyeCity ships products to customers by United States mail and other overnight delivery and surface services. In addition, EyeCity uses direct mailings to advertise its products and receives a majority of its payments from customers using credit cards. Any increases in shipping, postal or credit card processing rates could have an adverse effect on EyeCity's operating results as EyeCity may not be able to effectively pass such increases on to its customers. Similarly, strikes or other service interruptions by these shippers could adversely affect EyeCity's ability to market or deliver its products on a timely basis.

      Once the merchandise is delivered, the customer may return it for a full refund for any reason if it is shipped back to EyeCity within seven days, and for a credit against other purchases if it is shipped back within thirty days. To date, returns have not been material to EyeCity's results of operations.

Technology and Security

      Subject to obtaining additional financing, EyeCity intends to license additional commercially available technology and integrate such technology with EyeCity's proprietary technology solutions. EyeCity will focus its efforts on automating as many processes as possible and increasing customer satisfaction.

      In connection with the development of the SuperSite and the integration of the back end, EyeCity's management information system is being designed to provide the following:

      o Selling System. EyeCity's Internet site will use a packaged e-commerce solution that will be customized to handle transactional events, queries and updates to the database. All transactions will be secured by using Secure Sockets Layer ("SSL") encryption which will protect information while it is transmitted between the customer and EyeCity's website.

      o Ordering System. EyeCity's ordering system will retrieve ordering information from its selling system, validate credit cards, process orders, create and issue purchase orders to manufacturers and handle all post-sale marketing efforts. The ordering system will also permit orders to be taken over the telephone. The ordering system software will be designed by EyeCity to give customer service representatives instant access to all customer information, to automatically update all changes to a customer's order and to inform the customer of order status by automated e-mail communications. The customer service and marketing departments will be able to access this customer profile information to search and analyze customer demographics and buying patterns in order to suggest new product offerings to customers. The ordering system will also communicate with EyeCity's warehousing facilities in real time for updates on order shipments and inventory status.

      o Publishing System. The publishing system will contain information about all products offered on EyeCity's websites, including retail price, cost, color and size characteristics, group information and all manufacturer related information.

      EyeCity employs systems administrators and network managers to monitor and operate EyeCity's Internet site, network operations and transaction-processing systems. The continued uninterrupted operation of EyeCity's Internet site and transaction-processing systems is essential to its business, and failure of these systems would have a material adverse effect on EyeCity. EyeCity expects that its Internet connectivity will be supplied by a provider who will be capable of offering scaleable business solutions to high volume Internet sites.

      A critical issue for the success of online retailing is maintaining the integrity of information, particularly the security of credit card numbers furnished by consumers. EyeCity intends to secure credit card numbers while they travel over phone lines by using SSL encryption. To deter the theft of credit card numbers residing in EyeCity's information systems, EyeCity intends to employ secure "fire walls" installed in EyeCity's hardware. EyeCity believes that these fire walls will protect EyeCity's systems against "hacker" break-ins, although there can be no assurance that these precautions will be effective. However, any penetration of EyeCity's network security or other misappropriation of its customers' personal information could subject EyeCity to liability.

Competition

      The optical retail industry is very competitive and fragmented. EyeCity has a variety of competitors, including ophthalmologists and optometrists in private practice, traditional optical retail stores, including national optical chains such as Sunglass Hut, Pearle Vision Center, Sterling Optical, LensCrafters and National Vision Association and mass merchandisers such as Wal-Mart, Sam's and Costco. In addition, EyeCity expects to compete with non-traditional optical retailers, such as television retailers, mail order catalogs, direct marketers such as 1-800 Contacts, and with other online optical retailers such as Shades.com, a subsidiary of Sunglass Hut. EyeCity expects there to be many more online competitors in the future, as barriers to entry are minimal, and new competitors can launch competing websites at a relatively low cost.

      EyeCity believes that the principal competitive factors in its online market are brand recognition, product selection, convenience, price, accessibility, customer service, quality of search tools, quality of site content and reliability and speed of fulfillment. Many of EyeCity's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than EyeCity. In addition, competitive online optical retailers may be acquired by, receive investments from, or enter into other commercial relationships with, larger, well-established and well-financed companies as use of the Internet and other online services increases. Certain of EyeCity's competitors may be able to secure merchandise from manufacturers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing, inventory availability and delivery policies and devote substantially more resources to website and systems development than EyeCity. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise. New technologies and the expansion of existing technologies may increase the competitive pressures on EyeCity.

      Historically, sales of contact lenses by direct marketers have been impeded by eyecare practitioners and contact lens manufacturers. Many eyecare practitioners have been reluctant to provide patients with a copy of their prescription or to release such information to direct marketers upon request, thereby prohibiting such patients from purchasing lenses from a direct marketer. In addition, substantially all of the major manufacturers of contact lenses have historically refused to sell contact lenses directly to direct marketing companies and have sought to prohibit their distributors from doing so. These traditional barriers to the direct marketing of contact lenses may be reduced or eliminated in the future, although there can be no assurance of that result. The Federal Trade Commission has solicited comments regarding whether eyecare practitioners should be required to release contact lens prescriptions to their patients. In addition, the Attorneys General for more than 30 states have joined in a lawsuit against the major contact lens manufacturers and certain eyecare practitioners and their trade associations alleging that the manufacturers' policy not to sell to direct marketers was adopted in conspiracy with eyecare practitioners to eliminate alternative channels of trade from the contact lens market.

      EyeCity's prescription eyewear operations also compete with alternative technologies such as surgical refractive procedures, including new refractive laser procedures such as PRK, or photo refractive keratectomy, and LASIK, or laser in situ keratomileusis. If surgical refractive procedures become increasingly accepted as an effective and safe technique for permanent vision correction, they could substantially reduce the demand for prescription eyewear by enabling patients to avoid the ongoing cost and inconvenience of prescription eyewear, which could have a material adverse affect on EyeCity's prescription eyewear business.

Government Regulation

      General. EyeCity is not currently subject to direct federal, state or local regulation or laws or regulations applicable to access to or commerce on the Internet, other than as discussed below and other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content, quality of products and services, taxation, advertising, intellectual property rights and information security. The adoption of any such laws or regulations might decrease the rate of growth of Internet use, which in turn could decrease the demand for EyeCity's products or increase its cost of doing business or in some other manner have a material adverse effect on EyeCity's business, results of operations and financial condition. In addition, applicability to the Internet of existing laws governing issues such as regulatory licensing or permit requirements, property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

      At present, EyeCity does not collect sales or other similar taxes in connection with the sale of its products to consumers located outside the state of Minnesota. From time to time, various states have sought to impose state sales tax collection obligations on out-of-state direct marketing or internet-based companies such as EyeCity. A successful assertion by one or more states that EyeCity should have collected or should be collecting sales taxes on the sale of its products could result in additional costs and administrative expenses to EyeCity and corresponding price increases to its customers, which could adversely affect EyeCity's business, financial condition and results of operations.

      Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy polices. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for EyeCity's products or increase the cost of doing business as a result of litigation costs or increased costs, or could in some other manner have a material adverse effect on EyeCity's business, results of operations and financial condition.

      In addition, because EyeCity's websites can be accessed worldwide and EyeCity intends to sell goods to consumers worldwide, other jurisdictions may claim that EyeCity is subject to taxes or is required to qualify to do business as a foreign corporation in a particular state or foreign country. EyeCity has filed the requisite documentation to be qualified to do business as a foreign corporation (i.e., a corporation organized under the laws of another state, Delaware) in New York and its Peeper's subsidiary has filed the requisite documentation to be qualified to do business as a foreign corporation in Minnesota, and failure by EyeCity to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject EyeCity to penalties for the failure to qualify and could result in the inability of EyeCity to enforce contracts in such jurisdictions. At this time, EyeCity has not applied to be qualified to do business in any other jurisdiction. Any such new legislation or regulation, or the application of laws or regulations of jurisdictions whose laws do not currently apply to EyeCity's business, could have a material adverse effect on EyeCity's business, results of operations and financial condition.

      Further, several telecommunications carriers have requested the Federal Communications Commission to regulate telecommunications over the Internet. Due to the increasing use of the Internet and the burden it has placed on the current telecommunications infrastructure, telephone carriers have requested the FCC to regulate Internet service providers and impose access fees on those providers. If the FCC imposes access fees, the costs of using the Internet could increase dramatically. This could result in the reduced use of the Internet as a medium for commerce, which could adversely affect EyeCity's business operations.

      Federal Regulation of Prescription Eyewear. Contact lenses and eyeglasses are separately regulated by the Federal government. Contact lenses are regulated by the Food and Drug Administration as "medical devices." The Food and Drug Administration classifies medical devices as Class I, Class II or Class III and regulates them to varying degrees, with Class I medical devices subject to the least amount of regulation and Class III medical devices subject to the most stringent regulations. Generally, contact lenses are classified as Class II medical devices if intended only for daily wear and as Class III medical devices if intended for extended wear. These regulations generally apply only to manufacturers of contact lenses, and therefore do not directly impact EyeCity. Federal regulations also require the labels on "medical devices" to contain adequate instructions for their safe and proper use. However, there is an exemption from this requirement for medical devices the use of which is not safe except under the supervision of a practitioner licensed by law to direct the use of such device. Devices which fall in this exception must contain as part of their labeling the statement "Caution: Federal law restricts this device to sale by or on the order of ," the blank to be filled in with the word physician or other practitioner authorized by the law of the state in which the practitioner practices to use or order the use of the device. EyeCity believes that this exception is often misconstrued as being a federal requirement that the device be sold only pursuant to a prescription. The Food and Drug Administration considers contact lenses to qualify for this labeling exemption; however, there is no federal law that requires that contact lenses be sold only pursuant to a prescription.

      Federal law requires that all dress eyewear (i.e., sunglasses or prescription eyeglasses) be tested for impact resistance. This testing is generally conducted by the lens manufacturer, but eyewear must be retested if a protective or other coating is applied after initial manufacture. So long as a retailer or optician does not manufacture or coat the eyewear, the retailer or optician is entitled to rely on representations from the manufacturer or laboratory, as applicable, as to the completion of all necessary impact resistance tests on any given piece of eyewear. EyeCity's operating practice has been to rely on these types of representations from manufacturers or laboratories, as applicable.

      State Regulation of Prescription Eyewear. Because there is no applicable federal law that regulates the distribution of prescription eyewear, the sale and delivery of prescription eyewear to the consumer is subject to state laws and regulations. EyeCity intends to sell prescription eyewear to customers in all 50 states and each sale may be subject to the laws of the state where the customer is located. The laws and regulations governing the sale and delivery of prescription eyewear vary from state to state, but generally can be classified in four categories: (i) laws that require prescription eyewear only be dispensed pursuant to a prescription; (ii) laws that require the dispenser to be licensed by the state as an optician, optometrist, ophthalmologist or other professional authorized to dispense prescription eyewear; (iii) laws that require prescription eyewear be dispensed only in a face-to-face transaction and (iv) laws with requirements that are unclear or do not specifically address the sale and delivery of prescription eyewear. Many of the states requiring that prescription eyewear be dispensed in face-to-face meetings or by a person licensed by such state to dispense prescription eyewear also require that prescription eyewear only be dispensed pursuant to a valid prescription.

      The laws and regulations in a significant number of states require that prescription eyewear only be sold to a consumer pursuant to a valid prescription. In some states, satisfying this prescription requirement obligates the dispenser only to verify the customer's prescription with the customer's prescriber, while other states specifically require that a written prescription (which, in some states, must be an original) be obtained before providing the prescription eyewear to the customer or that the prescription must have been written within a specified period (e.g., two years) prior to fulfillment. EyeCity's operating practice will be to attempt to obtain a valid prescription from each of its customers or his/her eyecare practitioner. If the customer does not have a copy of his/her prescription, EyeCity will attempt to contact the customer's doctor to obtain a copy of, or verify the customer's prescription. With respect to contact lenses, if EyeCity is unable to obtain a copy of or verify the customer's prescription, EyeCity intends to complete the sale and ship the lenses to the customer based on the prescription information provided by the customer. EyeCity intends to retain copies of the written prescriptions that it will receive and maintain records of its communications with the customer's prescriber.

      EyeCity expects that its ability to comply with state laws and regulations requiring a valid prescription will be hampered because EyeCity's customers will often be unable to get a copy of their prescription. EyeCity believes that optometrists, ophthalmologists and other contact lens prescribers have historically refused to release copies of a patient's contact lens prescription to the patient. In addition, such providers have refused to release or verify prescriptions at the request of mail order companies. Federal law requires prescribers to release prescriptions for eyeglasses to a patient, but the issue of whether or not a prescriber must release a contact lens prescription to the patient, or at the patients request, is currently governed by state law. There are approximately 22 states that require contact lens prescribers to release the prescriptions for contact lenses to the patient. However, even in states with a mandatory release law, EyeCity believes that many prescribers will continue to refuse to release prescriptions to their patients or to online or mail order contact lens distributors, including EyeCity.

      In addition to requiring a valid prescription, a substantial number of states also require that prescription eyewear only be dispensed by a person licensed to do so under that state's laws. A dispenser may be required to be licensed as an optometrist, ophthalmologist, optician, ophthalmic dispenser or prescription eyewear dispenser, depending on the state in which the customer is located. Also, certain states require that prescriptions only be filled in facilities registered with such states. EyeCity currently employs an optician at its Duluth, Minnesota facility; however, neither EyeCity nor any of its employees is a licensed or registered dispenser of contact lenses in any of the other states in which EyeCity expects to do business nor are any of EyeCity's facilities registered with any state in connection with the dispensing of prescription eyewear. EyeCity has not initiated the application or registration process in any jurisdiction, but it intends to do so where appropriate. The laws in a number of states effectively prohibit the sale of prescription eyewear through the mail by requiring that a person licensed under that state's law to dispense prescription eyewear be in personal attendance at the place of sale. Lastly, there are several states in which the laws and regulations do not specifically address the issue of who may dispense prescription eyewear or are unclear with respect to the requirements for dispensing prescription eyewear. For many of the laws described in this paragraph, it is not clear whether some or all of these laws would be applicable to EyeCity or whether the states that have enacted these laws would have jurisdiction over EyeCity.

      Any action brought against EyeCity based on its failure to comply with applicable state laws and regulations could result in significant fines or criminal penalties to EyeCity, EyeCity being prohibited from making sales in a particular state and/or EyeCity being required to comply with such laws. Such required compliance could result in: (i) increased costs to EyeCity; (ii) the loss of a substantial portion of customers for whom EyeCity is unable to obtain or verify their prescription; and (iii) the inability to sell to customers at all in a particular state if EyeCity cannot comply with such state's laws. The occurrence of any of the above results could have a material adverse effect on EyeCity's ability to sell prescription eyewear and continue to operate profitably. Furthermore, there can be no assurance that states will not enact or impose laws or regulations that prohibit mail order or online dispensing of prescription eyewear or otherwise impair EyeCity's ability to sell prescription eyewear and continue to operate profitably. EyeCity has not obtained an opinion of counsel with regard to its compliance with applicable state laws and regulations, and information contained herein regarding EyeCity's compliance with applicable state laws and regulations should not be construed as being based on an opinion of counsel.

      EyeCity has received a marketing clearance (as a device substantially equivalent to an existing category of ophthalmic device) for its EyeTools(TM) line of computer glasses from the Federal Food and Drug Administration following a "Section 510(k) Submission."

Intellectual Property

      EyeCity holds rights, title and interest to five U.S. patents for various specialized eyeglasses, as set forth in Table I below.

      EyeCity holds rights, title and interest in the United States to two registered trademarks (Beamblockers and Design #1,196,550, filed October 13, 1998; Foggles #1,210,355 filed September 18, 1982), and to 21 trademark applications pending in the U.S. Patent and Trademark Office, used or intended to be used in connection with its products and services, or for which it has obtained rights at common-law, based on use in interstate commerce, including the "Peeper's" mark (see Table III below). EyeCity believes that such marks represent significant value and goodwill to the company in marketing its products and services. EyeCity has entered into confidentiality and invention assignment agreements with its employees and contractors, and nondisclosure agreements with parties with whom it conducts business, in order to limit access to and disclosure of its proprietary information. However, there can be no assurance that these contractual arrangements or the other steps taken by EyeCity will prove sufficient to prevent misappropriation of EyeCity's technology or to deter independent third-party development of similar technologies.

      EyeCity has rights in over thirteen domain names, certain of which it presently uses to market its services, as set forth below in Table III. EyeCity believes that such domain names represent significant value and goodwill to the company in marketing its products and services. If third parties obtain rights to use similar domain names, these third parties may confuse EyeCity's customers and cause its customers to inadvertently place orders with these third parties, which could result in lost sales for EyeCity and could damage its brand. Due to the unique nature of domain names, EyeCity may have only limited proprietary rights in its domain names, except to the extent greater protection is granted under trademark or tradename law. As a result, EyeCity cannot assure you that it will be able to retain the use of certain of its domain names, which could have a material adverse affect on EyeCity's business.

      EyeCity is not aware of any material adverse claims regarding any of its trademarks or domain names with the exception of its "Peeper's" mark and peepers.com domain name. Rights in this mark and domain name have been challenged by American Eyewear, Inc. in an action alleging trademark infringement filed in federal court in Dallas, Texas in July 1999. Although the action has been filed, the parties have been discussing settlement; the complaint has not formally been served and EyeCity therefore has not responded. If American Eyewear elects to proceed with the action, EyeCity believes that it has substantial defenses and may counter-claim to limit American Eyewear's claimed rights in the trademark Peeper's. It is premature to assess the likely outcome of the proceeding.

      The following tables set forth a list of EyeCity's material intellectual properties:

                                     TABLE I

                                     PATENTS

          Title               Issued          Expiration         Patent Number
Eyewear With Translucent     9/11/84            1/11/02            4,470,673
Superior field of view

Eyewear With Translucent     9/24/85            9/24/02            4,542,964
Superior Field of View

Visual Occlusion             10/6/87            10/6/04            4,698,022
Apparatus For Pilot
Training

Eyewear Having               7/11/95            1/10/14            5,432,568
Translucent Superior And
Inferior Fields of View

Night Driving Glasses        6/27/95            6/27/12            5,428,409

                                    TABLE II
                         PENDING TRADEMARK APPLICATIONS

        Mark Name                   App #
                                  App. Date

   ABEAM                      Pending
                              August 16, 1999

   E AND DESIGN               75/555004
                              September 18, 1998

   EYECITIES                  75/682277
                              April 13, 1999

   EYECITIES.COM              75/682278
                              April 13, 1999

   EYECITY                    75/673817
                              April 05, 1999

   EYECITY.COM                75/673816
                              April 05, 1999

   EYETOOLS                   75/527195
                              July 29, 1998

   EYETOOLS                   75/459288
                              March 30, 1998

   ICITY                      75/673815
                              April 05, 1999

   ICITY.COM                  75/673814
                              April 05, 1999

   INTERNET EYES              75/525354
                              July 24, 1998

   INTERNET GLASSES           75/525355
                              July 24, 1998

   ON-LINE                    75/527196
                              July 29, 1998

   OPTICAL DEPOT              75/579290
                              October 29, 1998

   OPTICALDEPOT.COM           75/650961
                              February 26, 1999

   OPTICALSITE                75/721891
                              June 4, 1999

   SOLUTIONS IN SIGHT         75/545184
                              August 31, 1998

   SUNGLASSSITE               Pending
                              August 16, 1999
   GOLF                       75/566222
                              October 06, 1998

   PILOT                      75/566221
                              October 06,1998

   SHOOTING                   75/566223
                              October 06, 1998

                                    TABLE III

                           DOMAIN NAMES PRESENTLY USED

abeam.com                                       foggles.com
binoculars.com                                  icity.com
ergovision.com                                  opticalsite.com
eyecity.com                                     peepers.com
eyeglassplace.com                               sunglasssite.com
eyeopticalzone.com

      In addition, EyeCity recently acquired a three year non-exclusive license from Yahoo! Inc. to use the "Yahoo!" name and logo for the distribution and marketing of eyewear and eyewear accessories throughout the United States. In connection with this license, EyeCity is required to pay to Yahoo! Inc. an amount equal to the greater of (i) a percentage-based royalty, or (ii) a minimum guaranteed royalty. Contemporaneously with this transaction, EyeCity entered into a distributor agreement with Sun Optics d/b/a Insight Eyeworks, Inc., under which Insight will manufacture, market and distribute the Yahoo! eyewear and eyewear accessories in traditional retail channels in the United States other than through the Internet and other e-commerce channels.

Employees


            As of September 30, 1999, EyeCity employed 42 full-time employees. None of EyeCity's employees are covered by collective bargaining agreements and EyeCity believes that its relations with its employees are good. EyeCity is dependent to a large degree on the services of its senior management team, particularly Mark H. Levin, its President and Chief Executive officer, Mark R. Suroff, its Chief Operating Officer, Executive Vice President, Secretary and Treasurer, and Daniel D. Thralow, its Vice President of Operations. The loss of any of EyeCity's key executives could have a material adverse effect on EyeCity. See "Executive Compensation--Employment Contracts" for a description of the employment contracts with EyeCity's executives. EyeCity does not maintain key man insurance coverage on any of its employees.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General


      EyeCity is engaged in the online marketing, distribution and retail sale over the Internet of a broad range of eyewear products and optical accessories, including brand name sunglasses, contact lenses, binoculars, prescription eyewear, telescopes, sports and lifestyle eyewear, and hunting glasses. The annual United States optical product market is estimated at $15.8 billion. EyeCity is in the process of effecting an acquisition strategy within the highly fragmented Internet optical industry, and has recently closed on the acquisition of three companies retailing optical products over the Internet. Through this strategy, as well as internal expansion, EyeCity intends to become the leading retailer of eyewear and optical accessories on the Internet, providing one-stop shopping for domestic and international customers in an easy-to-shop environment, 24 hours a day, seven days a week. EyeCity intends to acquire additional complementary businesses as opportunities arise from time to time.

Overview

      From EyeCity's inception through December 1998, its business strategy primarily focused on becoming a leading producer, distributor and marketer of ergonomic computer eyewear products designed to alleviate health related problems associated with Computer Vision Syndrome and, to a lesser extent, on becoming a leading producer, distributor and marketer of Foggles(R) branded optical products designed for the aviation, hunting and shooting industries.


      In January 1999, EyeCity refocused its business strategy to capitalize on the Internet retailing opportunities associated with the optical product industry. In this regard, EyeCity acquired EyeGlassPlace.com, Inc., Peeper's Sunglasses and Accessories, Inc. and SunSource Technology, Inc. in March 1999, May 1999 and June 1999, respectively. In connection with these acquisitions, EyeCity recorded goodwill of approximately $4.2 million which will be amortized over three years from the dates of such acquisitions. In addition, in September 1999 EyeCity acquired certain assets of Impact Eyewear, LLC, including a non-exclusive license from Yahoo! Inc. to use the "Yahoo!" name and logo for the distribution and marketing of eyewear and eyewear accessories throughout the United States, and recorded additional goodwill in the amount of $620,000 which will be amortized over three years from the closing. Amortization of goodwill will have an adverse effect on EyeCity's statement of operations for such periods. In July 1999 EyeCity caused its EyeGlassPlace.com and SunSource subsidiaries to be merged into its Peeper's subsidiary (references herein to the performance of EyeCity's Peeper's subsidiary give effect to this merger).


      Eye City has incurred substantial losses and has significant negative cash flow since its inception. The independent auditor's report included in this Form 10-SB/A raises issues about EyeCity as a going concern due to recurring losses from operations and a working capital deficiency. EyeCity's independent auditors have included an explanatory paragraph in their report on EyeCity's financial statements as of December 31, 1998, raising concern about EyeCity's ability to continue as a going concern without additional financing. See Note 1 of "Notes to Financial Statements". Although EyeCity has obtained financing in the past, EyeCity will require additional funding to cover current operations and enable it to fund its business plan. EyeCity is currently negotiating with various investors and underwriters for additional financing, but there is no assurance that such financing will be sufficient or available, or if available, will be available on acceptable terms.

      Although EyeCity was formed in May 1996, it only initiated its current business plan for online retail distribution of optical products in the first quarter of 1999. Further, EyeCity only closed on the acquisitions forming the core components of this current business during the second quarter of 1999. EyeCity's SuperSite, www.eyecity.com, is not anticipated to launch until early 2000. As a result, there is only limited currently relevant financial and operating information available for a potential investor to evaluate an investment in EyeCity's common stock. In addition, EyeCity's limited operating history and recent growth in net sales since effecting its acquisition strategy make it difficult to forecast future operating results and reduce the relevance of historical annual and quarter-to-quarter comparisons.

      EyeCity cannot predict whether the recent rate of growth in net sales will decrease in future periods, which could have an adverse effect on EyeCity's performance to the extent significant anticipated increased expenses do not generate commensurate increases in sales.

      In this regard, EyeCity expects to incur significant losses in the near term as a result of, among other things, substantially higher general and administrative expenses. In addition, in order to promote EyeCity's brand, it will need to increase its marketing expenditures and otherwise increase its financial commitment to creating and maintaining brand loyalty among users, which will further adversely affect profitability. There can be no assurance that EyeCity will be able to obtain requisite financing.

      EyeCity's gross profit on sunglasses are significantly higher than its gross profit on its other products. As EyeCity implements its business plan to increase the scope of its product offerings, to the extent sales of such other products become a greater portion of total sales, EyeCity's gross profits could be adversely affected.

Results of Operations - EyeCity


Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998.

      Net Revenues. EyeCity's net revenues in the nine months ended September 30, 1999 (the "1999 Period") were $1,531,159 as compared to $23,469 in the nine months ended September 30, 1998 (the "1998 Period"), an increase of $1,507,690. This increase was due primarily to EyeCity's August 1998 acquisition of Foggles Inc., a producer, distributor and marketer of optical products for the aviation, hunting and shooting industry, EyeCity's May 1999 acquisition of Peeper's Sunglasses and Accessories, Inc., an online optical product retailer, and EyeCity's June 1999 acquisition of SunSource Technology, Inc., an online optical product retailer. Sales of Foggles branded products and sales attributable to EyeCity's Peeper's subsidiary accounted for $138,841 and $1,341,831, respectively, of EyeCity's net revenues for the 1999 Period.

      Cost of Revenues. EyeCity's cost of revenues in the 1999 Period was $1,089,328 as compared to $17,195 in the 1998 Period, an increase of $1,072,133. This increase was due primarily to costs associated with EyeCity's increased sales volume and costs associated with product sales by EyeCity's Foggles and Peeper's subsidiaries.

      Gross Profit. EyeCity's gross profit for the 1999 Period was $441,831, as compared to $6,274 in the 1998 Period, an increase of $435,557. This increase was due primarily to EyeCity's increased sales levels and costs associated with product sales by EyeCity's Foggles and Peeper's subsidiaries. The gross profit margin in the 1999 Period increased to 28.9% from 26.7% in the 1998 Period.

      Operating and Other Expenses. EyeCity had marketing and sales expenses of $244,575, general and administrative expenses of $2,175,611, depreciation and amortization expenses of $591,779, technology and development expenses of $177,357 and interest expenses of $120,943 in the 1999 Period as compared to marketing and sales expenses of $339,063, general and administrative expenses of $453,539, depreciation and amortization expenses of $10,181, technology and development expenses of $0 and interest expenses of $2,771 in the 1998 Period. The decrease in marketing and sales expenses resulted primarily from decreases in consulting fees of $170,000 offset by increases in marketing and advertising expenses of $89,000. The general and administrative expense increases were primarily attributable to increases in consulting fees of $506,000, increases in salaries and related expenses of $375,000, increases in legal and professional fees of $585,000, increases in office related expenses of $142,000 and increases in travel and related costs of $56,000. The increase in depreciation and amortization expense is primarily attributable to amortization of goodwill resulting from EyeCity's May 1999 acquisition of Peeper's and June 1999 acquisition of SunSource. The foregoing increases are primarily attributable to EyeCity having acquired the operations of Foggles, Peeper's and SunSource, and in the case of professional and consulting fees to EyeCity's acquisition and financing activities in 1999. The increase in interest expenses was primarily the result of interest relating to the subordinated convertible promissory notes issued by EyeCity during 1998, as well as accretion recorded on the discount of the non-interest bearing promissory notes issued in conjunction with EyeCity's acquisitions of Peeper's and SunSource. See "Liquidity and Capital Resources."

      Net Loss. As a result of the above, EyeCity had a net loss of ($2,861,692) in the 1999 Period ($.43 loss per share on 6,650,508 weighted average basic and fully diluted outstanding shares) as compared to a net loss of ($799,280) in the 1998 Period ($.19 loss per share on 4,165,846 weighted average basic and fully diluted outstanding shares).


Fiscal Year Ended December 31, 1998 Compared to Fiscal Year Ended December 31, 1997.

      Net Revenues. EyeCity's net revenues in the fiscal year ended December 31, 1998 ("Fiscal 1998") were $95,974 as compared to $25,947 in the fiscal year ended December 31, 1997 ("Fiscal 1997"), an increase of $70,027. This increase was due primarily to EyeCity's August 1998 acquisition of Foggles, Inc., a producer, distributor and marketer of optical products for the aviation, hunting and shooting industries. Sales of Foggles branded products accounted for $65,550 of EyeCity's net revenues for Fiscal 1998.

      Cost of Revenues. EyeCity's cost of revenues in Fiscal 1998 was $44,576 as compared to $17,000 in Fiscal 1997, an increase of $27,576. This increase was due primarily to costs associated with EyeCity's increased sales volume.

      Gross Profit. EyeCity's gross profit for Fiscal 1998 was $51,398, as compared to $8,947 in Fiscal 1997, an increase of $42,451. This increase was due primarily to EyeCity's increased sales levels. The gross profit margin in Fiscal 1998 increased to 53.6% from 34.5% in Fiscal 1997. This increase was due primarily to the higher gross profit margins associated with the Foggles branded products as compared to the gross profit margins of the EyeTools branded products.

      Operating and Other Expenses. EyeCity had marketing and sales expenses of $779,525, general and administrative expenses of $657,832, depreciation and amortization expenses of $24,754 and interest expenses of $10,473 in fiscal 1998 as compared to marketing and sales expenses of $217,792, general and administrative expenses of $252,489, depreciation and amortization expenses of $597 and interest expenses of $4,542 in Fiscal 1997. The increase in marketing and sales expenses resulted primarily from increases in consulting fees of $492,000 and increases in the cost of product samples of $54,000, but was offset by decreases in other related costs. The general and administrative expense increases were primarily attributable to increases in non-cash charges of $205,000 in consideration for consulting services, increases in salaries and related costs of $122,000, increases in travel and related costs of $47,000 and increases in office related expenses of $40,000. The increase in depreciation and amortization expense is primarily attributable to amortization of goodwill resulting from EyeCity's August 1998 acquisition of Foggles, Inc. The increase in interest expense was primarily the result of interest relating to the subordinated convertible promissory notes issued by EyeCity during 1998. See "Liquidity and Capital Resources."

      Net Loss. As a result of the above, EyeCity had a net loss of ($1,410,324) in Fiscal 1998 ($.33 loss per share on 4,259,773 weighted average basic and fully diluted outstanding shares) as compared to a net loss of ($466,473) in Fiscal 1997 ($.14 loss per share on 3,264,831 weighted average basic and fully diluted outstanding shares).

Liquidity and Capital Resources

      EyeCity believes that its currently available funds will be sufficient to meet its anticipated needs for working capital through at least December 1999. Thereafter, EyeCity will need to raise substantial additional funds to implement anticipated capital expenditures and business expansion.


      Historically, EyeCity has financed its cash requirements primarily through private placements of its securities. As of September 30, 1999, EyeCity has raised $1.0 million in a 1997-1998 offering of its common stock and $2,407,004 in private placements of shares of its common stock. The proceeds of the private placements are being or have been used to complete the acquisitions of Peepers.com, Binoculars.com, EyeGlassPlace.com, SunglassSite.com, OpticalSite.com, Abeam.com and certain assets of Impact Eyewear, to build the EyeCity SuperSite, for initial marketing and advertising of the SuperSite, as well as general corporate purposes.

      During 1998, EyeCity issued $362,500 of subordinated convertible promissory notes (the "Convertible Notes"). The Convertible Notes bear interest at a rate of 10% per annum, payable quarterly, commencing January 1, 1999. The Convertible Notes are convertible into EyeCity's common stock at a price of $1.25 per share at the option of the holder at any time after October 1, 1999 (the "Conversion Date"). EyeCity has the right to call, redeem and prepay the Convertible Notes if the market price of EyeCity's common stock equals or exceeds $2.50 per share for ten consecutive trading days at any time after the Conversion Date. The Convertible Notes are repayable in twelve quarterly principal payments commencing on October 1, 2000. In March 1999, $25,000 of the Convertible Notes was repaid prior to maturity.

      A portion of the consideration paid by EyeCity in connection with its acquisition of Peeper's Sunglasses and Accessories, Inc. and SunSource Technology, Inc. was in the form of promissory notes in the amounts of $875,000 and $212,500, respectively. The $875,000 note accrues no interest, is secured by certain assets formerly owned by Peeper's Sunglasses and Accessories, Inc. and is immediately due and payable on the earlier of May 7, 2000 or the consummation by EyeCity of a public financing transaction which results in gross proceeds in excess of $10,000,000. The $212,500 note accrues no interest, is unsecured and is immediately due and payable on the earlier of June 30, 2000 or the consummation by EyeCity of a public financing transaction which results in gross proceeds in excess of $10,000,000. There can be no assurance that EyeCity will have available funds to satisfy these notes at maturity, in which event the holders could claim that EyeCity is in breach of its obligations. Such holders could commence proceedings against EyeCity, which could have a material adverse affect on EyeCity's operations.

      EyeCity will need to raise in the short term approximately $550,000 in additional funds to satisfy its current obligations, an additional amount of approximately $2,400,000 for it to continue its current operations through June 2000, and approximately $1,350,000 in supplementary funds to further fund its business plan. There is no assurance that such funds will be available, or if available, will be on terms satisfactory to EyeCity.

Statement of Cash Flows


      EyeCity used $1,368,000 in cash to fund operations during the nine months ended September 30, 1999, principally to fund its net loss as well an increase in inventories. This use of cash was offset in part by increases in depreciation and amortization, accounts payable and accrued expenses, due primarily to the acquisitions of EyeGlassPlace.com, Inc., Peeper's Sunglasses and Accessories, Inc. and SunSource Technology, Inc. and EyeCity's revenue growth. EyeCity used $442,000 and $597,000 in cash to fund operations in 1997 and 1998, respectively.

      EyeCity used $1,325,000 in cash for investing activities in the nine months ended September 30, 1999, primarily to acquire Peeper's Sunglasses and Accessories, Inc. ($774,000, net of cash acquired), SunSource Technology, Inc. ($164,000, net of cash acquired) and the rights, title and interest in and to certain assets of Impact Eyewear LLC ($120,000). EyeCity used $6,000 and $10,000 in cash for investing activities in 1997 and 1998, respectively.

      EyeCity generated $2,723,000 in cash from financing activities in the nine months ended September 30, 1999, primarily from the sale of common stock. EyeCity generated $532,000 and $748,000 from financing activities in 1997 and 1998, respectively.

      As of September 30, 1999, EyeCity had $255,000 of cash and cash equivalents. As of September 30, 1999, EyeCity's principal commitments consisted of:


      o non-interest bearing promissory notes issued to sellers in connection with prior acquisitions by EyeCity in the aggregate amount of $1.1 million which mature at the earlier of dates ranging from May 7, 2000 to June 30, 2000 or consummation by EyeCity of a public financing transaction or transactions for gross proceeds in excess of $10,000,000;

      o $338,000 of 10% subordinated convertible promissory notes, due October 1, 2003;


      o $334,000 of deferred salary for officers. Included in this amount is $45,000 owed to Robert Greenberg for severance pay and deferred salaries owed to Mark Levin of $137,000, Mark Suroff of $137,000 and Daniel Thralow of $15,000;

      o $11,000 outstanding on a non-interest bearing note issued in connection with the acquisition of certain patent display technology payable in equal monthly installments commencing June 15, 1999; and


      o obligations outstanding under operating leases. See "Description of Property".


      As of September 30, 1999, EyeCity had a working capital deficiency of $1,402,433. EyeCity will need to raise additional funds in order to satisfy EyeCity's current obligations and to fund its business plan, including more rapid expansion, to develop new or enhanced services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If EyeCity raises additional funds through the issuance of equity or convertible debt securities, the percentage ownership of its current stockholders will be reduced, its stockholders may experience additional dilution and such securities may have rights, preferences and privileges senior to those of its common stock. There can be no assurance that additional financing will be available on terms favorable to EyeCity or at all. If adequate funds are not available or are not available on acceptable terms, EyeCity may not be able to meet its financial obligation or to continue to implement its business plan. This inability could have a material adverse effect on EyeCity's business, results of operations and financial condition.


Seasonality

      EyeCity believes that its results of operations are somewhat seasonal in nature, with the highest volume of purchases by consumers occurring in the second and fourth quarters. EyeCity's limited operating history makes it difficult to fully assess the impact of seasonality or whether or not EyeCity's business is susceptible to cyclical fluctuations in the U.S. economy. In addition, EyeCity believes that its rapid growth may have overshadowed whatever seasonal or cyclical factors might have influenced its business to date. EyeCity intends to expense all advertising costs, including all direct-mail advertising costs, when the advertising first takes place. As a result, quarter-to-quarter comparisons will be impacted by the timing of advertisements and related expenses within and between quarters. There can be no assurance that seasonal or cyclical variations in EyeCity's operations will not become more pronounced over time or that they will not materially adversely affect its results of operations in the future.

Year 2000 Compliance

      Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies and governmental agencies may need to be upgraded to comply with Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

      EyeCity's State of Readiness. EyeCity has made a preliminary assessment of the state of its operating and administrative systems, including its telecommunications systems, its order processing and data collection systems and its Internet-related systems, to assess its state of Year 2000 readiness. EyeCity's assessment plan consists of:

      o Evaluating its date dependent code, software and hardware and evaluating external dependencies;

      o Quality assurance testing of its internally developed software and systems; and

      o Obtaining assurances or warranties from third-party vendors and licensors of material hardware, software and services that are related to the delivery of its services.

      As part of EyeCity's effort to assess its Year 2000 readiness, EyeCity identified its suppliers and vendors and is in the process of sending letters requesting Year 2000 compliance statements and recording their responses, and investigating alternative products and services for those suppliers not prepared for Year 2000. EyeCity anticipates that it will complete this process by December 1, 1999.

      EyeCity's critical systems fall into five categories: transaction processing, telecommunications, fulfillment, finance and interactive applications. The core transaction processing and infrastructure systems are internally maintained and hosted. EyeCity's websites are hosted at third party hosting services located in Florida, California and New York. To date, EyeCity's assessment has determined that these critical business systems are all Year 2000 compliant except for the service hosting the Sunglassite.com, Opticalsite.com and Abeam.com websites, which, according to that service's proprietors, will be Year 2000 compliant by November 15, 1999.

      EyeCity's non-critical and non-information technology systems, which include postage processing, have been tested and/or represented to EyeCity as Year 2000 compliant.

      All material commercial software and hardware on which EyeCity depends is either Year 2000 compliant or will be upgraded to be compliant in the normal course of business through the installation of upgrades or replacements. EyeCity's material hardware, software and service vendors have informed EyeCity that the products it uses, or will be using as upgrades or replacements, to support EyeCity's operations are Year 2000 compliant.

EyeCity's website hosting services, CCI Industries, CNI Web and Visual Data, have represented to EyeCity that their respective hardware and software systems are Year 2000 compliant. EyeCity's internal critical business systems are dependent on the software and hardware products of two vendors: Microsoft and Dell. Dell has represented to EyeCity that their products are Year 2000 compliant. EyeCity's in the process of migrating its current Microsoft software applications to Year 2000 compliant software released by Microsoft, which EyeCity expects to be completed by November 15, 1999.

      EyeCity has contacted its major suppliers of inventory for their Year 2000 compliance. EyeCity expects to complete its assessment of these suppliers by November 15, 1999. EyeCity's business is not dependent on any one supplier. If one or more of these suppliers is not Year 2000 compliant, EyeCity will obtain its inventory from alternative suppliers that are Year 2000 compliant.

      Costs to Address Year 2000 Issues. To date, EyeCity has not incurred any significant costs attributable to Year 2000 compliance. EyeCity's recent information technology investments have been in support of its expanding operating and decision support requirements and to the extent they involved a replacement of an existing system, also accommodated Year 2000 compliance. EyeCity does, however, expect to incur approximately $10,000 in the fourth calendar quarter to make all systems Year 2000 compliant. Other than these costs, EyeCity is not currently aware of any material operational issues or costs associated with preparing its systems for the Year 2000. Nonetheless, EyeCity may experience material unexpected costs caused by undetected errors or defects in the technology used in its systems or because of the failure of a material vendor to be Year 2000 compliant.

      Risks Associated with Year 2000 Issues. Notwithstanding EyeCity's Year 2000 compliance efforts, the failure of a material system or vendor, or the Internet generally, to be Year 2000 compliant could harm the operation of EyeCity's systems or have other unforeseen, material adverse consequences to it. EyeCity is also subject to external Year 2000-related failures or disruptions that might generally affect industry and commerce, such as utility or transportation company Year 2000 compliance failures and related service interruptions. All of these factors could materially adversely affect EyeCity's business.

      Contingency Plans. EyeCity has developed a contingency plan based on the results of its evaluation of its year 2000 readiness. This plan includes:

      o     preparing staff to be on call during critical times;

      o preparing for communications of problems with employees and business partners;

      o     monitoring external factors affecting our systems;

      o     designating and testing alternative communications; and

      o     identifying alternative sources for key services and products.

      Based on EyeCity's assessment done to date, EyeCity believes that the reasonable likely worst-case scenario with respect to Year 2000 issues could be the difficulty for customers to place orders or EyeCity to fulfill orders in the event of disruption of power or communication facilities. Although these events could have an adverse effect on EyeCity's business in the short-term, EyeCity does not believe that Year 2000 issues will materially and adversely affect its business, results of operations or financial condition over the long-term. No assurances can be given that EyeCity's expectations will be realized.

ITEM 3. DESCRIPTION OF PROPERTY

      EyeCity maintains its corporate headquarters in approximately 4,405 square feet of commercial office space at 79 Express Street in Plainview, New York, pursuant to a five year lease providing for rent at a rate (excluding common charges) of $49,550 per annum for the first year, with annual percentage increases during the term, for a rate of $58,000 in the fifth year. EyeCity has one option to extend the lease for 2 years. The rent for the extension period is $5,027.86 per month for the first 12 months and $5,228.98 per month for the second 12 months.

      EyeCity, through its wholly-owned subsidiary, Peeper's, Inc., maintains approximately 10,770 square feet of office and warehouse space at 1203 London Road in Duluth, Minnesota, pursuant to a five year lease providing for rent at an annual rate of $51,156 through June 30, 2000, at an annual rate of $61,927 through June 30, 2001 and at a rate of $72,696 through June 30, 2004. This space is used for customer service, sales, warehousing, shipping, order fulfillment and general office purposes. EyeCity has five options to extend the lease for consecutive 3-year terms each. During the renewal terms, the rent shall increase 4% annually on July 1st of each year.

ITEM 4. SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


      The following table sets forth, as of November 15, 1999, certain information concerning the beneficial ownership of the common stock of EyeCity by (i) any person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) known to be the beneficial owner of more than 5% of such common stock, (ii) each director of EyeCity, (iii) each of the executive officers named in the Summary Compensation Table in this document and (iv) all directors and executive officers of EyeCity taken as a group. Each of the stockholders has sole voting and investment power for the shares listed as beneficially owned by them.

                                                        Amount          Percent
                                                     Beneficially         of
Name and Address of Beneficial Owner(1)                 Owned            Class
---------------------------------------              ------------       -------


Mark H. Levin                                         1,350,000(2)       15.07%

Nikos P. Mouyiaris(3)                                 1,350,000          15.34%

Daniel D. Thralow                                     1,210,159          13.75%

Mark R. Suroff                                        1,000,000(4)       11.17%

James J. Armenakis(5)                                   640,000(6)        6.92%

Robert B. Greenberg(7)                                   97,500(8)        1.11%

Barbara Novick(9)                                        91,000           1.03%
                                                      ---------          -----
All executive officers and directors
as a group (six persons):                             5,098,659(10)      55.77%


----------

(1) Except as specifically set forth, addresses for all of the listed beneficial owners and management are care of EyeCity at its corporate headquarters in Plainview, New York.

(2) Includes options to purchase 150,000 shares of common stock at an exercise price of $1.10 per share under EyeCity's 1997 stock option plan.

(3) Nikos P. Mouyiaris' address is c/o Mana Products, Inc. 32-02 Queens Boulevard, Long Island City, New York 11101.

(4) Includes options to purchase 150,000 shares of common stock at an exercise price of $1.10 per share under EyeCity's 1997 stock option plan.

(5) James J. Armenakis' address is c/o Armenakis & Armenakis, 65 Bleecker Street, New York, New York 10012.

(6) Includes options to purchase 450,000 shares of common stock at an exercise price of $1.00 per share under EyeCity's 1998 stock option plan, 60,000 shares of common stock at an exercise price of $1.75 per share under EyeCity's 1998 stock option plan, 15,000 shares of common stock at an exercise price of $1.50 per share and 105,000 shares of common stock at an exercise price of $3.00 per share under EyeCity's 1999 stock option plan.

(7)   Robert B. Greenberg's address is 58 Starling Court, Roslyn, New York
      11576.

(8)   Includes 7,500 shares in the name of his minor children.

(9) Barbara Novick's address is c/o Mana Products, Inc. 32-02 Queens Blvd., Long Island City, New York 11101.

(10)  Includes 340,000 options to purchase common stock.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

      EyeCity's directors and executive officers are as follows:

      Name                    Age                  Position
      ----                    ---                  --------

Mark H. Levin                 27             President, Chief Executive
                                             Officer and Director

Mark R. Suroff                26             Chief Operating Officer, Executive
                                             Vice President, Secretary,
                                             Treasurer and Director

Daniel D. Thralow             35             Vice President of Operations
                                             and Director

Jon Agnes                     37             Chief Technology Officer

Thomas B. Seltzer             38             Chief Merchandising Officer

Nikos P. Mouyiaris            54             Director

Barbara Novick                62             Director

Mark H. Levin serves as EyeCity's President, Chief Executive Officer and as a member of EyeCity's Board of Directors. Mr. Levin has served as EyeCity's President since its formation in May 1996. He also served as Chief Executive Officer of EyeCity from inception until July 1998 at which time he became Chief Operating Officer. In December 1998, Mr. Levin was re-elected as Chief Executive Officer. Mr. Levin received his BBA and MBA in Marketing from Hofstra University. From May 1993 until May 1996 Mr. Levin was President of F.M.B. Associates, Inc., a marketing consulting firm specializing in market analysis, competitive analysis, market research, marketing plans and management consulting. Mr. Levin has worked with manufacturers, healthcare providers, participants in the entertainment industry and others in a variety of service related industries. Mr. Levin is a member of the business advisory committee of North Shore University Hospital, Manhasset, New York.

Mark R. Suroff serves as EyeCity's Executive Vice President, Chief Operating Officer, Secretary and Treasurer and as a member of EyeCity's Board of Directors. Mr. Suroff has served as EyeCity's Executive Vice President, Secretary and Treasurer since its formation in May, 1996. He also served as Chief Operating Officer from EyeCity's inception until July, 1998. In December 1998, Mr. Suroff was re-elected as Chief Operating Officer. From September 1993 to May 1996, Mr. Suroff served as president of Card Displays, Inc., a company that sold space for businesses to advertise in high traffic locations in Nassau, Suffolk, and Queens counties, New York.

Daniel D. Thralow has served as EyeCity's Vice President of Operations and a member of EyeCity's Board of Directors since May 1999. Beginning in January 1990, Mr. Thralow served as president of Peeper's Sunglasses and Accessories, Inc. Previously, Mr. Thralow was president of two privately held traditional retail companies: The Funk Chic Boutique and Peeper's Sunglasses. Mr. Thralow graduated from the Honors Program at the University of North Dakota.

Jon Agnes has served as EyeCity's Chief Technology Officer since July 1999. Prior thereto, Mr. Agnes was President of Visual Data Systems Inc., a technology consulting firm founded in March 1994 which has been active in the development of e-commerce projects in the barter and telecommunications industries. Mr. Agnes received an M.S. degree in Accounting and a B.S. degree in Computer Science from Long Island University.

Thomas Seltzer has served as EyeCity's Chief Merchandising Officer since September 1999. From 1996 until September 1999, Mr. Seltzer was a founder and member of Impact Eyewear, LLC, a company which specialized in sales and distribution of branded fashion sunglasses and reading glasses to retail stores. From 1993 to 1996, Mr. Seltzer served as a consultant for Mespo/Christian Dior in the fashion accessory industry. Previously, Mr. Seltzer was employed by Lantis Eyewear Corporation to develop retail partnerships between large department stores and fashion sunglass companies, and held other management positions in the retail industry. Mr. Seltzer received a B.A. degree from Syracuse University.

Nikos P. Mouyiaris has served as a director of EyeCity since May 1999. Mr. Mouyiaris has been President of Mana Products, Inc., a manufacturer of cosmetic products, since 1972.

Barbara Novick has served as a director of EyeCity since May 1999. Ms. Novick has been Executive Vice President of Mana Products, Inc., a manufacturer of cosmetic products, since 1980.

ITEM 6. EXECUTIVE COMPENSATION

      The following table summarizes all plan and non-plan compensation awarded to, earned by or paid to EyeCity's chief executive officer and each of the other executive officers for the fiscal year ended December 31, 1998. No bonuses or long term payouts were awarded in the periods presented.

                                                                          Long Term
                                                                         Compensation
                                                                            Awards
                                                                         ------------

                                                        Annual     Restricted   Securities
                                                     Compensation     Stock     Underlying
     Name and Principal Position              Year      Salary       Award(s)    Options
     ---------------------------              ----      ------       --------    -------
Mark H. Levin                                 1998      $82,500         $0        100,000
President and Chief Executive Officer(1)


Mark R. Suroff(2)
Executive Vice President, Chief Operating     1998      $82,500         $0        100,000
Officer, Secretary and Treasurer

Robert B. Greenberg
Former Chief Executive Officer(3)             1998      $84,000(4)   $50,000       50,000

----------

(1) Mr. Levin served as Chief Executive Officer from EyeCity's inception through July 1, 1998, and has served as Chief Executive Officer since December 31, 1998. To date, the salary indicated has been accrued, and not been paid, except for $11,538 paid in 1998 for salary earned in 1997. See "Employment Contracts" and Note 11 of Notes to Financial Statements.

(2) To date, salary indicated has been accrued, and not been paid, except for $11,538 paid in 1998 for salary earned in 1997. See "Employment Contracts" and Note 11 of Notes to Financial Statement.

(3) Mr. Greenberg served as Chief Executive Officer from July 1, 1998 through December 31, 1998. See "Employment Contracts".

(4) This amount includes $9,000 in compensation received by Mr. Greenberg as a consultant prior to becoming an employee of EyeCity on July 1, 1998.

      In addition, in 1999 the Company entered into an employment agreement with Daniel Thralow (Vice President of Operations), Jon Agnes (Chief Technology Officer) and Thomas Seltzer (Chief Merchandising Officer). See "Employment Agreements" for a description of their compensation arrangements.

                          OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                   (Individual Grants)

                     Number of      Percent of
                     Securities       Total
                     Underlying    Options/SARs
                    Options/SARs    Granted to    Exercise Or
                      Granted      Employees in    Base Price
          Name           #         Fiscal Year      ($/Sh)      Expiration Date
          ----      ------------   ------------  ------------   ---------------

Mark H. Levin         100,000          40%           $1.10      February 1, 2003

Mark R. Suroff        100,000          40%           $1.10      February 1, 2003

Robert B. Greenberg   50,000           20%           $1.00      March 31, 2000

           AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-
                             END OPTION/SAR VALUES

                                                  Number of
                                                  Securities        Value of
                                                  Underlying       Unexercised
                                                 Unexercised      In-The-Money
                        Shares                 Options/SARs At    Options/SARs
                       Acquired      Value        FY-End (#)      at FY-End ($)
                      on Exercise   Received     Exercisable/     Exercisable/
          Name             #           $        Unexercisable   Unexercisable(1)
          ----        -----------   --------    -------------   ----------------

Mark H. Levin              0           -        50,000/50,000    $23,000/$23,000

Mark R. Suroff             0           -        50,000/50,000    $23,000/$23,000

Robert B. Greenberg        0           -           50,000/0         $28,000/0

There were no long-term incentive plans in effect at the end of the last fiscal year. EyeCity does not compensate its directors for any services performed as directors. EyeCity does not have a compensation committee of its Board of Directors. All members of EyeCity's Board of Directors are involved in making executive compensation decisions, subject to recusal by a director from voting on matters in which he/she is personally interested.

----------

(1) Fair market value of securities underlying the option (based on $1.56 public trading price on the OTC Bulletin Board) minus the exercise price of the options at fiscal year end.

Employment Contracts

Mark H. Levin entered into an employment agreement with EyeCity dated as of July 1, 1998 and effective through June 30, 2004. Under this agreement, Mr. Levin is EyeCity's President and Chief Operating Officer, as well as a director on our board of directors (on December 31, 1998, by unanimous consent of EyeCity's board of directors, Mr. Levin was named Chief Executive Officer). Under his agreement, Mr. Levin is entitled to receive a total base salary for 1998 and 1999 (and through the end of the contract term) at an annual rate of $82,500 and $100,000 respectively. Mr. Levin's base salary may be further increased, and he may be eligible for bonuses, in the discretion of our board of directors. Mr. Levin is entitled to be reimbursed for costs of an automobile approved by EyeCity. Under the Agreement, if Mr. Levin dies or is unable to perform his duties, he or his estate will be paid, in addition to any previously earned but unpaid salary, three months' total base salary.

Mark R. Suroff entered into an employment agreement with EyeCity, dated as of July 1, 1998 and effective through June 30, 2004. Under this agreement, Mr. Suroff is EyeCity's Executive Vice President, Secretary and Treasurer, as well as a director on our board of directors (on December 31, 1998, by unanimous consent of EyeCity's board of directors, Mr. Suroff was also named Chief Operating Officer). Under his agreement, Mr. Suroff is entitled to receive a total base salary for 1998 and 1999 (and through the end of the contract term) at an annual rate of $82,500 and $100,000 respectively. Mr. Suroff's base salary may be further increased, and he may be eligible for bonuses, in the discretion of our board of directors. Mr. Suroff is entitled to be reimbursed for the costs of an automobile approved by EyeCity. Under this Agreement, if Mr. Suroff dies or is unable to perform his duties, he or his estate will be paid, in addition to any previously earned but unpaid salary, three months' total base salary.

Daniel D. Thralow entered into an employment agreement, dated as of May 7, 1999 and effective through May 6, 2002. Under this agreement, Mr. Thralow will serve as EyeCity's Vice President of Operations. Under Mr. Thralow's employment agreement, Mr. Thralow is entitled to receive a total base salary for 1999 (and through the end of the contract term) at an annual rate of $100,000. Mr. Thralow's base salary may be further increased, and he may be eligible for bonuses, at the option and in the discretion of our board of directors. Mr. Thralow is entitled to be reimbursed for the costs of an automobile approved by EyeCity. Under this agreement, if Mr. Thralow dies or is unable to perform his duties, he or his estate will be paid, in addition to any previously earned but unpaid salary, three months' total base salary.

Jon Agnes entered into an employment agreement with EyeCity dated as of July 12, 1999 and effective through July 12, 2002. Under this agreement, Mr. Agnes will serve as EyeCity's Chief Technology Officer. Under his agreement, Mr. Agnes is entitled to receive a total base salary as follows: $125,000 per annum through January 12, 2000; $150,000 per annum from January 13, 2000 through July 11, 2000; $155,000 per annum from July 12, 2000 through July 11, 2001; and $160,000 per annum from July 12, 2001 through July 12, 2002. Mr. Agnes' base salary may be further increased, and he may be eligible for bonuses, at the option and in the discretion of our board of directors. Mr. Agnes is also entitled to receive 240,000 options to purchase common stock of EyeCity, which are exercisable until June 12, 2009 at an exercise price of $4.50 per share of which 40,000 options have already vested with the balance vesting in 20,000 option increments on the 12th day of every third month during the term of the agreement until all such options have vested. Under this agreement, Mr. Agnes is also entitled to term life insurance during the term of the agreement in the amount of $150,000.

Thomas B. Seltzer entered into an employment agreement with EyeCity dated as of September 28, 1999 and effective through September 27, 2002. Under this agreement, Mr. Seltzer will serve as EyeCity's Chief Merchandising Officer. Under his agreement, Mr. Seltzer is entitled to receive a total base salary as follows: $130,000 per annum from September 28, 1999 through September 27, 2000; $160,000 per annum from September 28, 2000 through September 27, 2001; and $180,000 per annum from September 28, 2001 through September 27, 2002. Mr. Seltzer's base salary may be further increased, and he may be eligible for bonuses, at the option and in the discretion of our board of directors. Mr. Seltzer is also entitled to receive 270,000 options to purchase shares of common stock of EyeCity, which are exercisable until September 28, 2009 at an exercise price of $3.75 per share, of which 22,500 options have vested with the balance vesting in 22,500 option increments on the first day of every three-month period during the term of the agreement. Under this agreement if Mr. Seltzer dies or is unable to perform his duties, he or his estate will be paid, in addition to any previously earned but unpaid salary, three months' total base salary.

Robert B. Greenberg entered into an employment agreement with EyeCity dated July 1, 1998 and effective through June 30, 2001. Under this employment agreement, Mr. Greenberg was EyeCity's Chief Executive Officer and chairman of its board of directors. This employment agreement and his directorship were terminated and replaced with a severance and consultancy agreement dated as of December 31, 1998 as amended on July 1, 1999 and which was terminated on September 30, 1999. Under Mr. Greenberg's current arrangements with EyeCity, Mr. Greenberg is entitled to receive $75,000 as full settlement of his employment agreement, of which $5,000 has been paid $35,000 has been credited toward the exercise of certain stock options (as set forth below), with the balance payable in installments commencing October 1, 1999 at the rate of $5,000 per month for seven months. Mr. Greenberg retained 50,000 options to purchase EyeCity common stock, which were exercisable until March 31, 2000 at an exercise price of $1.00 per share, of which 10,000 were exercised in July 1999 (reducing the $75,000 settlement by $10,000) and 40,000 were exercised in September 1999 (reducing the $75,000 settlement by $25,000).

1997 Stock Option Plan

      The EyeCity 1997 Stock Option Plan was adopted by our board of directors on April 25, 1997 and approved by our shareholders on April 25, 1997. A total of 500,000 shares of our common stock are reserved for issuance upon the exercise of stock options. As of September 30, 1999, options for 400,000 of these shares have been granted. Options may be granted under the 1997 Stock Option Plan to employees (including directors and officers who are employees) and consultants of EyeCity and our present and future subsidiaries. The 1997 Stock Option Plan is administered by our board of directors, which may choose to delegate its authority to a committee of two or more outside directors. Subject to the provisions of the 1997 Stock Option Plan, the board of directors (or, if applicable, the committee) has the discretion to determine the optionees, the type of options to be granted (incentive stock options, non-qualified stock options, or a combination thereof), the vesting provisions, the terms of the option grants and such other related provisions as are consistent with the 1997 Stock Option Plan. The exercise price of an incentive stock option shall be determined by our board of directors (or, if applicable, the committee) and may not be less than the fair market value of our common stock on the date of grant or, in the case of an optionee who beneficially owns 10% or more of the total combined voting power of all classes of our stock, not less than 110% of fair market value per share on the date of grant. The exercise price of a non-qualified stock option shall be determined by our board of directors (or, if applicable, the committee) in its discretion. No employee may be granted options for more than 100,000 shares of our common stock during any calendar year. In addition, no employee may be granted an option which is an incentive stock option for shares of our common stock with a fair market value in excess of $100,000 which first become exercisable during any calendar year. Options terminate at such time as may be determined by our board of directors, subject to earlier termination upon the optionee's death, disability or termination of employment (except that the term of options which are incentive stock options may not have a term in excess of 10 years, or five years in the case of options granted to holders of 10% or more of the total combined voting power of all classes of our stock). Options are not assignable or otherwise transferable except by will or the laws of descent and distribution. In the event of a stock dividend, split-up, combination, reclassification, merger in which EyeCity is the surviving corporation or other exchange of shares, the number of shares of our common stock subject to each outstanding option and the exercise price for each such option, shall be adjusted appropriately by our board of directors in its discretion. In the event of a liquidation or dissolution of EyeCity or a merger in which EyeCity is not the surviving corporation, then, unless a provision is made for the outstanding options in such transaction, all such options shall terminate. The 1997 Stock Option Plan will terminate on April 24, 2007 unless terminated sooner by our board of directors. Our board of directors has determined that no additional options will be granted under the 1997 Stock Option Plan.

1998 Non-Qualified Stock Option Plan

      The EyeCity 1998 Stock Option Plan was adopted by our board of directors on April 15, 1998. A total of 1,500,000 shares of our common stock are reserved for issuance upon the exercise of stock options. As of September 30, 1999, options have been granted for 1,498,250 of these shares. Options may be granted under the 1998 Stock Option Plan to employees (including directors and officers who are employees) and consultants of EyeCity and our present and future subsidiaries. The 1998 Stock Option Plan is administered by our board of directors, which may choose to delegate its authority to a committee of two or more outside directors. Subject to the provisions of the 1998 Stock Option Plan, the board of directors (or, if applicable, the committee) has the discretion to determine the optionees, the vesting provisions, the terms of the option grants and such other related provisions as are consistent with the 1998 Stock Option Plan. The exercise price of an option shall be determined by our board of directors (or, if applicable, the committee) in its discretion. Options terminate such time as determined by our board of directors (or, if applicable, the committee), subject to earlier termination upon the optionee's death, disability or termination of employment. Options are not assignable or otherwise transferable except by will or the laws of descent and distribution. In the event of a stock dividend, split-up, combination, reclassification, merger in which EyeCity is the surviving corporation or other exchange of shares, the number of shares of our common stock subject to each outstanding option and the exercise price for each option, shall be adjusted appropriately by our board of directors in its discretion. In the event of a liquidation or dissolution of EyeCity or a merger in which EyeCity is not the surviving corporation, then, unless a provision is made for the outstanding options in such transaction, all such options shall terminate. The 1998 Stock Option Plan will terminate at such time as it may be terminated by our board of directors.

1999 Non-Qualified Stock Option Plan

      The EyeCity 1999 Stock Option Plan was adopted by our board of directors on February 5, 1999. A total of 1,500,000 shares of our common stock are reserved for issuance upon the exercise of stock options. As of September 30, 1999, options have been granted for 684,000 of these shares. Options may be granted under the 1999 Stock Option Plan to employees (including directors and officers who are employees) and consultants of EyeCity and our present and future subsidiaries. The 1999 Stock Option Plan is administered by our board of directors, which may choose to delegate its authority to a committee of two or more outside directors. Subject to the provisions of the 1999 Stock Option Plan, the board of directors (or, if applicable, the committee) has the discretion to determine the optionees, the vesting provisions, the terms of the option grants and such other related provisions as are consistent with the 1999 Stock Option Plan. The exercise price of an option shall be determined by our board of directors (or, if applicable, the committee) in its discretion. Options terminate at such time as provided by our board of directors (or, if applicable, the committee), subject to earlier termination upon the optionee's death, disability or termination of employment. Options are not assignable or otherwise transferable except by will or the laws of descent and distribution. In the event of a stock dividend, split-up, combination, reclassification, merger in which EyeCity is the surviving corporation or other exchange of shares, the number of shares of our common stock subject to each outstanding option and the exercise price for each option, shall be adjusted appropriately by our board of directors in its discretion. In the event of a liquidation or dissolution of EyeCity or a merger in which EyeCity is not the surviving corporation, then, unless a provision is made for the outstanding options in such transaction, all such options shall terminate. The 1999 Stock Option Plan will terminate at such time as it may be terminated by our board of directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Until August 1999, EyeCity maintained 2,000 square feet of commercial office space at One Fairchild Court in Plainview, New York. This office space was subleased from a corporation owned by Mark R. Suroff, the Executive Vice President, Chief Operating Officer, Secretary and Treasurer of EyeCity, and a member of its board of directors, at a cost of approximately $1,600 per month. This corporation was paid $16,607 and $9,000 by EyeCity under such sublease in fiscal 1998 and for the six months ended June 30, 1999, respectively.

      In February 1998, Robert B. Greenberg, the former Chief Executive Officer of EyeCity, and a former member of its board of directors, was granted options to purchase 140,000 shares of its common stock at an exercise price of $1.00 per share under the 1997 Stock Option Plan in exchange for his consulting services before becoming an employee of EyeCity. In July 1998, Mr. Greenberg received a grant of options to purchase an additional 835,000 shares of the common stock of EyeCity at an exercise price of $1.00 per share under the 1998 Stock Option Plan in connection with his entering into an employment agreement to become EyeCity's Chief Executive Officer. Pursuant to a Severance and Consultancy Agreement between Mr. Greenberg and EyeCity, dated as of December 31, 1998, 925,000 of Mr. Greenberg's options were terminated leaving Mr. Greenberg with options to purchase an aggregate of 50,000 shares at an exercise price of $1.00 per share under the 1998 Stock Option Plan, of which 10,000 were exercised in July 1999 and 40,000 were exercised in September 1999.

      In April 1998, Leonard W. Suroff, counsel to and a consultant for EyeCity, was granted options to purchase 100,000 shares of the common stock of EyeCity at an exercise price of $1.00 per share under the 1998 Stock Option Plan. In February 1999, Leonard W. Suroff was granted options to purchase an additional 100,000 shares of the common stock of EyeCity at an exercise price of $1.00 per share under the 1998 Stock Option Plan. Mr. Suroff is the father of Mark R. Suroff, a director and an executive officer of EyeCity.

      In March 1999, EyeCity entered into a Finders Agreement with James J. Armenakis, a beneficial owner of over 5% of EyeCity's common stock (by virtue of the option described below). This agreement provides that Mr. Armenakis will be entitled to receive options to purchase 50,000 shares of the common stock of EyeCity for every $250,000 in private equity investments in EyeCity that are made by persons who are introduced to EyeCity by Mr. Armenakis. The exercise price of the options to be granted to Mr. Armenakis shall be equal to the price per share paid to EyeCity by the equity investors introduced by him. To date, Mr. Armenakis has received under this agreement immediately exercisable options under the 1998 and 1999 Stock Option Plans for 420,000 shares, including 300,000 shares at an exercise price of $1.00 per share which expire in March 2002, 15,000 shares at $1.50 per share which expire in June 2002, 98,000 shares at an exercise price of $3.00 per share which expire in June 2002 and 7,000 shares at an exercise price of $3.00 per share which expire in August, 2002.

      In March 1999, EyeCity entered into a Consulting Agreement with James J. Armenakis. Under this one-year agreement, Mr. Armenakis provides non-exclusive legal consulting services to EyeCity in exchange for options to purchase 150,000 shares of EyeCity's common stock at an exercise price of $1.00 per share under the 1998 Stock Option Plan. These options are immediately exercisable and expire in March 2002. Mr. Armenakis also received options to purchase 60,000 shares of EyeCity's common stock at an exercise price of $1.75. These options are immediately exercisable and expire in March 2002.

      In May 1999, Nikos P. Mouyiaris, a member of the board of directors of EyeCity, was granted certain registration rights, including the right to demand that EyeCity file a specific registration statement with respect to all or a portion of his shares and that his shares be registered by EyeCity in connection with a registration effected for the benefit of the Company and/or third parties (in each case, subject to certain limitations on exceptions), in connection with his purchase of 1,000,000 shares of common stock of EyeCity as well as the right to nominate two members of EyeCity's board of directors. At least one of Mr. Mouyiaris' board nominees must approve any of the following transactions:

            o any merger of EyeCity into another company where EyeCity is not the surviving company and where the stockholders of EyeCity do not comprise the voting majority of the surviving company;

            o     a sale of all or substantially all of the assets of EyeCity;

            o acquisitions by EyeCity for aggregate consideration of $1,000,000 or more;

            o the incidence or assumption by EyeCity of any obligation, debt or guaranty to any bank or financial institution of $1,000,000 or more;

            o the voluntary declaration of bankruptcy or consent to receivership by EyeCity or similar actions by EyeCity to seek protection from its creditors;

            o authorization or issuance of shares of its common stock, or securities convertible into common stock, at a price (including amounts paid upon conversion or exercise) less than $1.00 per share; or

            o the entering into certain types of transactions with related parties.

Mr. Mouyiaris' right to nominate members of EyeCity's board of directors, and the rights of those directors to approve the transactions set forth above, will terminate upon the earlier to occur of (x) such time as Mr. Mouyiaris is the beneficial owner of less than 825,000 shares of the common stock of EyeCity or
(y) the consummation by EyeCity of an underwritten public offering of its securities for gross proceeds of at least $7,500,000.

      In May 1999, Barbara Novick, a member of the board of directors of EyeCity (and one of Mr. Mouyiaris' nominees to the Board), was granted certain registration rights in connection with her purchase of 90,000 shares of common stock of EyeCity. These registration rights include unlimited piggy-back registration rights.

      In May 1999, Apostolos Mouyiaris was granted certain registration rights in connection with his purchase of 25,000 shares of common stock of EyeCity. These registration rights include unlimited piggy-back registration rights. Mr. Mouyiaris is the brother of Nikos P. Mouyiaris, a member of the board of directors of EyeCity.

      In May 1999, James J. Armenakis was granted certain registration rights in connection with his purchase of 10,000 shares of common stock of EyeCity. These registration rights include unlimited piggy-back registration rights.

      In May 1999, Daniel D. Thralow, the Vice President of Operations of EyeCity and a member of its board of directors, was paid $875,000 in cash (including a $25,000 deposit made in March 1999), $875,000 in the form of a secured promissory note and 1,210,159 shares of common stock of EyeCity in connection with the merger of Peeper's Sunglasses and Accessories, Inc., all of whose outstanding capital stock was owned by Mr. Thralow, with and into Peeper's, Inc., a wholly owned subsidiary of EyeCity. The promissory note is payable in one year and is secured by a first priority interest in all of the intellectual and intangible property that was owned by Peepers Sunglasses and Accessories, Inc. prior to the merger. As part of this transaction, EyeCity agreed to have Mr. Thralow elected as a member of its board of directors and entered into an employment agreement with him.

      In September 1999, EyeCity acquired certain assets of Impact Eyewear, LLC, one of whose members was Thomas B. Seltzer, EyeCity's Chief Merchandising Officer, in exchange for $120,000 in cash and 166,667 shares of common stock of EyeCity.

      EyeCity believes that the transactions discussed in this section were on terms at least as favorable to EyeCity as those that could have been secured in arm's length transactions.

ITEM 8. DESCRIPTION OF CAPITAL STOCK

General


      EyeCity is authorized by its Certificate of Incorporation to issue 20,000,000 shares of common stock, par value $.001 per share, of which 8,802,931 were outstanding and held of record by 96 stockholders on November 15, 1999; and 1,000,000 shares of Preferred Stock, par value $.001 per share, of which no shares are outstanding (collectively, the "Capital Stock").


      EyeCity may not subdivide or combine any shares of its common stock, or pay any dividend or retire any share or make any other distribution on any share of its common stock, or accord any other payment, benefit or preference to any share of its common stock, except by extending such subdivision, combination, distribution, payment, benefit or preference equally to all shares of common stock.

      The common stock does not entitle holders to any preemptive rights upon the issuance of other securities of EyeCity.

Common Stock

      Holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefore and to share pro rata in any distribution to holders of Capital Stock. Except under certain circumstances, holders of common stock do not have the power to act by written consent. Actions required or permitted to be taken by EyeCity's stockholders may be taken at a duly called annual or special meeting of the stockholders or, under certain circumstances, by written consent of EyeCity's stockholders. In the event of a liquidation, dissolution, or winding-up of EyeCity, holders of common stock will be entitled to share pro rata in the distribution to holders of Capital Stock of all of EyeCity's remaining assets after the payment of all debts, liabilities, and obligations of EyeCity and the preference distributions, if any, to holders of EyeCity's Preferred Stock.


      As of November 15, 1999, Messrs. Levin, Suroff, Thralow, Mouyiaris and Ms. Novick (each directors of EyeCity) own 4,701,159 shares of EyeCity common stock and control approximately 56% of the aggregate voting power of all shares. Acting together, these stockholders can effectively control substantially all actions taken by EyeCity's stockholders, including the election of directors. In addition, Mr. Mouyiaris has approval rights on significant corporate actions in his capacity as a director. See "Certain Relationships and Related Transactions". Such concentration of ownership could also have the effect of delaying, deterring or preventing a change in control of EyeCity that might otherwise be beneficial to stockholders and may also discourage acquisition bids for EyeCity and limit the amount certain investors may be willing to pay for shares of the common stock.


Preferred Stock

      Pursuant to EyeCity's Certificate of Incorporation, the board of directors has the authority to issue up to 1,000,000 shares of Preferred Stock in one or more series with such designations, rights and preferences as may be determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that may adversely affect the voting power or other rights of the holders of EyeCity's common stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, to discourage, delay or prevent an acquisition or change of control of EyeCity. EyeCity does not currently intend to issue any shares of its Preferred Stock.

Dividends

      EyeCity has never paid any cash dividends on its Capital Stock. For the foreseeable future, EyeCity intends to retain all of its future earnings to finance its operations and does not anticipate paying cash dividends.

Certain Provisions of Delaware Law

      EyeCity is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law (the "DGCL"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of EyeCity's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with EyeCity for three years following the date that person became an interested stockholder unless: (i) before that person became an interested stockholder, the board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of EyeCity outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of EyeCity and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) on or following the date on which that person became an interested stockholder, the business combination is approved by EyeCity's board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of EyeCity not owned by the interested stockholder.

      Under Section 203, these restrictions do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving EyeCity and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of EyeCity's directors, if that extraordinary transaction is approved or not opposed by a majority of the board of directors (but not less than one) who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

      Under Section 162 of the DGCL, EyeCity's board of directors can, without stockholder approval, issue authorized but unissued shares of Capital Stock, which may have the effect of delaying, deferring or preventing a change of control of EyeCity. EyeCity has no current plan or arrangement for the issuance of any shares of Capital Stock other than in the ordinary course pursuant to the Stock Option Plans.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS


      Effective November 17, 1999, EyeCity's common stock was delisted by NASDAQ from quotation on the Over The Counter Bulletin Board. EyeCity's common stock is anticipated to be quoted on the "pink sheets", assuming market makers are willing to make a market in EyeCity's common stock. Following final effectiveness of this Form 10, EyeCity intends to reapply for listing of its securities on the Over The Counter Bulletin Board. There can be no assurance that such market makers will make markets in EyeCity's stock, or the stock will again be listed on the Bulletin Board. Trading of EyeCity's common stock on the over-the-counter market commenced in March 1998. The following table reflects the high and low bid prices for EyeCity's common stock for each quarterly period ended since trading commenced in March 1998. These quotations are based on information supplied by market makers of EyeCity's common stock. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


                                 1999                           1998
                              Price Range                   Price Range
                              -----------                   -----------
                           Low           High           Low             High
                           ---           ----           ---             ----
                           $             $              $               $

1st Quarter               0.625         6.125          0.875           1.000
2nd Quarter               3.125         9.875          0.875           1.5625
3rd Quarter               3.063         6.750          0.6875          1.625

4th Quarter               1.688         4.625          0.6875          1.875

      As of November 15, 1999, there are 96 holders of record of EyeCity's common stock and 8,802,931 shares of common stock outstanding, of which 6,662,106 are restricted securities under the Securities Act of 1933, as amended (the "Securities Act"). As of November 15, 1999, the date hereof, 2,388,175 restricted securities are eligible for sale in the public market. The remaining 4,273,931 restricted securities will be eligible for sale from time to time thereafter in compliance with Rule 144 under the Securities Act of 1933. Further, holders of 1,760,000 of these restricted shares have so-called "piggy-back" registration rights which require these shares of common stock to be registered for sale in EyeCity's future registrations, subject to certain restrictions. In addition, as of November 15, 1999, there were outstanding options to purchase 2,522,250 shares of EyeCity common stock, substantially all of which are exercisable for prices significantly less than the current trading price of EyeCity common stock. Sales of substantial amounts of EyeCity common stock (including shares issued upon the exercise of outstanding options) in the public market in the future could adversely affect the market price of EyeCity common stock. These sales also might make it more difficult for EyeCity to sell equity or equity-related securities in the future at a time and price that EyeCity thinks appropriate.


      The common stock is subject to certain penny stock rules promulgated by the Securities and Exchange Commission (the "Commission"). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activities in the secondary market for stock that becomes subject to the penny stock rules. If the Common Stock becomes subject to the penny stock rules, investors may find it more difficult to sell their Common Stock.

      EyeCity has never declared any dividends and is not likely to do so in the near future.

ITEM 2. LEGAL PROCEEDINGS

      Rights in EyeCity's "Peeper's" mark and peepers.com domain name have been challenged by American Eyewear, Inc. in an action alleging trademark infringement filed in federal court in Dallas, Texas in July 1999. Although the action has been filed, the parties have been discussing settlement; the complaint has not formally been served and EyeCity therefore has not responded. If American Eyewear elects to proceed with the action, EyeCity has substantial defenses and may counter-claim to limit American Eyewear's claimed rights in the trademark Peeper's. It is premature to assess the likely outcome of the proceeding.


      A wholly owned subsidiary of EyeCity, Peeper's Sunglasses & Accessories, Inc., was named as a defendant in an action entitled Oakley, Inc. v. Peepers Sunglasses & Accessories Inc., Son Dad Boards Ltd. d/b/a Freestyle of Duluth and Larry Leege, which was commenced in October 1999 in the Superior Court of California, Orange County. In this action, plaintiff Oakley, a manufacturer of high quality sport sunglasses, alleges that Peeper's intentionally and negligently interfered with Oakley's contractual relations. Specifically, Oakley alleges that it has agreements with authorized dealers permitting the dealers to purchase and sell Oakley products, but prohibiting them from selling the products to entities which they expect will resell the products. Oakley alleges that Peeper's, by purchasing and/or seeking to purchase Oakley products from authorized dealers for resale, interfered with Oakley's contractual relations with the authorized Oakley dealers. Oakley seeks compensatory, consequential, incidental and punitive damages in unspecified amounts. It is premature to assess the likely outcome of the proceeding.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

      Under its 1997, 1998 and 1999 Stock Option Plans, EyeCity has granted an aggregate of 2,572,250 options to various consultants and employees to purchase shares of EyeCity's common stock at exercise prices ranging from $1.00 to $7.75. No commissions were paid in connection with those grants. EyeCity relied on exemptions from registration under Section 4(2) of the Securities Act of 1933.

      1996

      There were no sales of unregistered securities by EyeCity in 1996.

      1997

      In October 1997, EyeCity completed a non-underwritten private sale of 550,000 shares of its common stock to 74 individual investors. These shares were sold at a price of $1.00 per share pursuant to Rule 504 of Regulation D of the Securities Act of 1933.

      1998

      In February 1998, EyeCity privately issued 300,000 shares of its common stock to Carousel Consulting Inc. in consideration for the provision of marketing consulting services valued at approximately $195,000. EyeCity relied on exemptions from registration under Section 4(2) of the Securities Act of 1933.

      In April 1998, EyeCity completed a non-underwritten private sale of 450,000 shares of its common stock to 10 individual investors. These shares were sold at a price of $1.00 per share pursuant to Rule 504 of Regulation D of the Securities Act of 1933.

      In August 1998, EyeCity privately issued 214,000 shares of its common stock in connection with the acquisition of all of the outstanding capital stock of Foggles, Inc. by EyeCity. These shares of EyeCity were issued in equal amounts to the four individual stockholders of Foggles, Inc. EyeCity relied on exemptions from registration under Section 4(2) of the Securities Act of 1933.

      In August 1998, EyeCity privately sold $362,500 of subordinated convertible promissory notes in a non-underwritten offering to seven individual investors (EyeCity later repurchased $25,000 of the notes held by two of these investors at their request). These notes may be converted on or after October 1, 1999 into shares of common stock of EyeCity at a conversion price of $1.25 per share. EyeCity relied on Rule 506 of Regulation D under the Securities Act of 1933. All of these individual investors represented that they were accredited investors as defined under Rule 501 of Regulation D under the Securities Act of 1933.

      In September 1998, EyeCity privately issued 15,000 shares of its common stock in connection with the acquisition of all of the outstanding capital stock of Gilead Enterprises, Inc. by EyeCity. These shares of EyeCity were issued in equal amounts to the three individual stockholders of Gilead Enterprises, Inc. EyeCity relied on exemptions from registration under Section 4(2) of the Securities Act of 1933.

      In November 1998, EyeCity privately issued 10,000 shares of its common stock to Adam Levin Consulting in consideration for the provision by Levin Consulting of marketing consulting services valued at approximately $10,000. EyeCity relied on exemptions from registration under Section 4(2) of the Securities Act of 1933.

      In March 1999, EyeCity privately issued 100,000 shares of its common stock in connection with the acquisition of all of the outstanding capital stock of EyeGlassPlace.com, Inc. by EyeCity. These shares of EyeCity were issued to the one individual stockholder of EyeGlassPlace.com, Inc. EyeCity relied on exemptions from registration under Section 4(2) of the Securities Act of 1933.

      In March 1999, EyeCity privately issued 20,000 shares of its common stock to Rosenman & Colin LLP, counsel to EyeCity, in consideration for the provision of legal services valued at approximately $20,000. EyeCity relied on exemptions from registration under Section 4(2) of the Securities Act of 1933.

      In March 1999, EyeCity privately issued 250,000 shares of its common stock to Nikos Mouyiaris. These shares were sold for $1.00 per share, for a total offering price of $250,000. EyeCity relied on exemptions from registration under
Section 4(2) of the Securities Act of 1933. Mr. Mouyiaris represented that he was an accredited investor as defined under Rule 501 of Regulation D of the Securities Act of 1933.

      In April 1999, EyeCity privately issued 10,000 shares of its common stock, valued at $10,000, to Jerrold S. Pine in partial consideration for the exercise of EyeCity's option to grant to EyeCity an exclusive license to use certain patented computer security technology. EyeCity relied on exemptions from registration under Section 4(2) of the Securities Act of 1933.

      In May 1999, EyeCity privately issued 130,000 shares of its common stock to Stanley Altschuler and 130,000 shares of its common stock to Richard Cooper in consideration for services rendered by Strategic Growth International, Inc, valued at approximately $260,000. EyeCity relied on exemptions from registration under Section 4(2) of the Securities Act of 1933.

      In May 1999, EyeCity privately issued 1,210,159 shares of its common stock as partial consideration for all of the capital stock of Peeper's Sunglasses and Accessories, Inc. in connection with the merger of Peeper's Sunglasses and Accessories, Inc. with and into Peeper's, Inc, a wholly owned subsidiary of EyeCity. These shares of EyeCity were issued to the one individual stockholder of Peeper's Sunglasses and Accessories, Inc. EyeCity relied on exemptions from registration under Section 4(2) of the Securities Act of 1933.

      In May 1999, EyeCity privately issued 2,105 shares of its common stock valued at approximately $3,000 to Thomas Gilligan as partial consideration for an assignment of all of Mr. Gilligan's rights to an internet domain name. EyeCity relied on exemptions from registration under Section 4(2) of the Securities Act of 1933.

      In May 1999, EyeCity privately sold 1,500,000 shares of its common stock to 11 individual investors at a price of $1.00 per share for a total offering price of $1,500,000. In connection with these sales, EyeCity paid to James J. Armenakis a commission in the form of options to purchase 300,000 shares of EyeCity common stock at an exercise price of $1.00 per share under the 1998 Stock Option Plan. EyeCity relied on exemptions from registration under Section 4(2) of the Securities Act of 1933. Each of these investors represented that he or she was an accredited investor as defined under Rule 501 of Regulation D of the Securities Act of 1933.

      In June, 1999, EyeCity privately issued 283,334 shares of its common stock as partial consideration for all of the capital stock of SunSource Technology, Inc. in connection with the merger of SunSource Technology, Inc. with and into SunglassSite, Inc., a wholly owned subsidiary of EyeCity. These shares of EyeCity were issued to the one individual stockholder of SunSource Technology, Inc. EyeCity relied on exemptions from registration under Section 4(2) of the Securities Act of 1933.

      In June 1999, EyeCity privately sold 50,000 shares of its common stock to one individual investor. These shares were sold for $1.50 per share for a total offering price of $75,000. EyeCity paid James J. Armenakis a commission in the form of options to purchase 15,000 shares of EyeCity common stock at an exercise price of $1.50 per share under the 1998 Stock Option Plan. EyeCity relied on exemptions from registration under Section 4(2) of the Securities Act of 1933. Such individual investor represented that he was an accredited investor as defined under Rule 501 of Regulation D of the Securities Act of 1933.

      In June 1999, EyeCity privately sold 230,000 shares of its common stock to 10 individual investors. These shares were sold for $3.00 per share, for a total offering price of $690,000. In connection with the sale of $490,000 of these shares, EyeCity paid to James J. Armenakis a commission in the form of options to purchase 98,000 shares of EyeCity common stock at an exercise price of $3.00 per share under the 1999 Stock Option Plan. EyeCity relied on exemptions from registration under Section 4(2) of the Securities Act of 1933. Each of these investors represented that he or she was an accredited investor as defined under Rule 501 of Regulation D of the Securities Act of 1933.

      In July 1999, EyeCity privately issued 13,000 shares of its common stock to the 1996 Joel Lebovitz Trust and 13,000 shares of its common stock to Manley Goldfine in connection with certain improvements, valued at approximately $78,000, to certain real estate in Duluth, Minnesota leased by EyeCity through its wholly owned subsidiary, Peeper's, Inc. EyeCity relied on exemptions from registration under Section 4(2) of the Securities Act of 1933.

      In July and August 1999, EyeCity privately sold 47,334 shares of its common stock to seven individual investors. These shares were sold for $3.00 per share, for a total offering price of $142,004. In connection with the sale of $35,000 of these shares, EyeCity will pay to James J. Armenakis a commission in the form of options to purchase 7,000 shares of EyeCity common stock at an exercise price of $3.00 per share under the 1999 Stock Option Plan. EyeCity relied on exemptions from registration under Section 4(2) of the Securities Act of 1933. Each of these investors represented that he or she was an accredited investor as defined under Rule 501 of Regulation D of the Securities Act of 1933.

      In August 1999, EyeCity privately issued 10,000 shares of its common stock in connection with the exercise of stock options at $1.00 per share by Robert B. Greenberg. These shares of EyeCity were issued in equal amounts to four family members of Mr. Greenberg. EyeCity relied on exemptions from registration under
Section 4(2) of the Securities Act of 1933.

      In August 1999, EyeCity privately issued 15,000 shares of its common stock to Rosenman & Colin LLP, counsel to EyeCity, in consideration for the provision of legal services valued at approximately $45,000. EyeCity relied on exemptions from registration under Section 4(2) of the Securities Act of 1933.

      In September 1999, EyeCity privately issued 166,667 shares of its common stock valued at approximately $500,000 as partial consideration for certain assets of Impact Eyewear, LLC. These shares of EyeCity were issued to Impact Eyewear, LLC. EyeCity relied on exemptions from registration under Section 4(2) of the Securities Act of 1933.

      In September 1999, EyeCity privately issued 40,000 shares of its common stock in connection with the exercise of stock options at $1.00 per share by Robert B. Greenberg. EyeCity relied on exemptions from registration under
Section 4(2) of the Securities Act of 1933.


      In October 1999, EyeCity privately issued 33,333 shares of its common stock to one individual investor. These shares were sold for $3.00 per share for a total offering price of $100,000. EyeCity relied on exemptions from registration under Section 4(2) of the Securities Act of 1933. The investor represented that he was an accredited investor as defined under Rule 501 of Regulation D of the Securities Act of 1933.

      In October 1999, one of the investors in the subordinated convertible promissory notes sold in EyeCity's August 1998 offering converted $12,500 of his notes into 10,000 shares of EyeCity common stock. EyeCity relied on exemptions from registration under Section 4(2) of the Securities Act of 1933. Such individual investor represented that he was an accredited investor as defined under Rule 501 of Regulation D of the Securities Act of 1933.

      In November 1999, EyeCity privately issued 160,000 shares of its common stock to Rosenman & Colin LLP, counsel to EyeCity, in consideration for the provision of legal services valued at approximately $160,000. EyeCity relied on exemptions from registration under Section 4(2) of the Securities Act of 1933.

      In the case of the transactions referred to above as relying on the
Section 4(2) exemption, EyeCity did not engage in any general solicitation or advertising; the investors were either accredited investors or experienced and sophisticated investors or sellers in sale of business transactions or service providers, there were a small number of investors overall, and the investors were known to EyeCity or its advisors.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      EyeCity's Certificate of Incorporation provides that, except to the extent prohibited by the Delaware General Corporation Law, EyeCity's officers and directors shall not be personally liable to EyeCity or its stockholders for monetary damages for any breach of fiduciary duty as directors of EyeCity. Under the DGCL, the directors have a fiduciary duty to EyeCity which is not eliminated by this provision of the Certificate of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to EyeCity, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws.

      Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate of Incorporation provides that EyeCity shall, to the fullest extent permitted by the DGCL, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of EyeCity, or is or was serving at the request of EyeCity as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

      At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted.

                       EyeCity.com, Inc. and Subsidiaries

                              Financial Statements

                                    Contents

EyeCity.com, Inc.

Report of Independent Auditors.............................................  F-1
Consolidated Balance Sheets as of December 31, 1998 and
   September 30, 1999 (Unaudited)..........................................  F-2
Consolidated Statements of Operations for the Years Ended
   December 31, 1997 and 1998 and the Nine Months Ended
   September 30, 1998 and 1999 (Unaudited).................................  F-4
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
   for the Years Ended December 31, 1997 and 1998 and the Nine Months
   Ended September 30, 1999 (Unaudited)....................................  F-5
Consolidated Statements of Cash Flows for the Years Ended
   December 31, 1997 and 1998 and the Nine Months Ended
   September 30, 1998 and 1999 (Unaudited).................................  F-6

Notes to Consolidated Financial Statements.................................  F-7


Peeper's Sunglasses and Accessories, Inc.
Report of Independent Auditors............................................. F-24
Balance Sheets as of December 31, 1998 and May 7, 1999 (Unaudited)......... F-25
Statements of Income for the Years Ended December 31, 1997 and 1998
   and the Period from January 1, 1999 to May 7, 1999 (Unaudited).......... F-26
Statements of Stockholder's Equity for the Years Ended December 31, 1997
   and 1998 and the Period from January 1, 1999 to May 7, 1999 (Unaudited). F-27 Statements of Cash Flows for the Years Ended December 31, 1997 and 1998
   and the Period from January 1, 1999 to May 7, 1999 (Unaudited).......... F-28
Notes to Financial Statements.............................................. F-29

                       EyeCity.com, Inc. and Subsidiaries

                                    Contents

SunSource Technology, Inc.
Report of Independent Auditors............................................. F-32
Balance Sheets at December 31, 1998 and June 30, 1999 (Unaudited).......... F-33
Statements of Operations for the Period from June 13, 1997 (inception) to
   December 31, 1997, the Year Ended December 31, 1998 and the Six Months
   Ended June 30, 1999 (Unaudited)......................................... F-34
Statements of Stockholder's Equity for the Period from June 13, 1997
   (inception) to December 31, 1997, the Year Ended December 31, 1998
   and the Six Months Ended June 30, 1999 (Unaudited)...................... F-35
Statements of Cash Flows for the Period from June 13, 1997 (inception) to
   December 31, 1997, the Year Ended December 31, 1998 and the Six Months
   Ended June 30, 1999 (Unaudited)......................................... F-36
Notes to Financial Statements.............................................. F-37

Foggles, Inc.
Report of Independent Auditors............................................. F-40
Balance Sheet as of August 5, 1998......................................... F-41
Statements of Operations for the Year Ended December 31, 1997 and the
   Period for January 1, 1998 to August 5, 1998............................ F-42
Statements of Stockholders' Equity for the Year Ended December 31, 1997
   and the Period from January 1, 1998 to August 5, 1998................... F-43
Statements of Cash Flows for the Year Ended December 31, 1997 and the
   Period from January 1, 1998 to August 5, 1998........................... F-44
Notes to Financial Statements.............................................. F-45

Unaudited Pro Forma Consolidated Statements of Operations
Unaudited Pro Forma Consolidated Statement of Operations for the Year
   Ended December 31, 1998................................................. F-48

Unaudited Pro Forma Consolidated Statement of Operations for the Nine
   Months Ended September 30, 1999......................................... F-49

Notes to Unaudited Pro Forma Consolidated Statements of Operations......... F-50

                         Report of Independent Auditors

The Stockholders
EyeCity.com, Inc.

We have audited the accompanying consolidated balance sheet of EyeCity.com, Inc. and subsidiaries as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EyeCity.com, Inc. and subsidiaries at December 31, 1998, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company's recurring losses from operations and working capital deficiency raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


New York, New York
September 28, 1999

                       EyeCity.com, Inc. and Subsidiaries

                           Consolidated Balance Sheets


                                                     December 31,  September 30,
                                                        1998           1999
                                                     ------------  -------------
                                                                   (Unaudited)
Assets
Current assets:
   Cash and cash equivalents                          $  224,748    $  255,261
   Accounts receivable, net of allowance of $1,050 in
      1998 and 1999                                       41,147        31,114
   Inventories                                           100,763       583,857
   Prepaid expenses                                       17,085        21,393
                                                      ----------    ----------
Total current assets                                     383,743       891,625

Furniture and equipment, net of accumulated
   depreciation of $2,863 in 1998 and $16,187 in 1999     16,714       280,980

Intangibles, net of accumulated amortization of
   $22,488 in 1998 and $600,943 in 1999                  141,892     4,400,075


                                                      ----------    ----------
Total assets                                          $  542,349    $5,572,680
                                                      ==========    ==========


See accompanying notes.

                                                         December 31,  September 30,
                                                             1998          1999
                                                         ------------  -------------
                                                                        (Unaudited)
Liabilities and stockholders' (deficit) equity
Current liabilities:
   Accounts payable and accrued expenses                 $   265,083    $   913,481
   Accrued payroll and related taxes                          94,687        103,988
   Deferred salary to officers                               165,000        289,052
   Current portion of notes payable                               --        987,537
   Current portion of subordinated convertible
      promissory notes                                        25,000             --
                                                         -----------    -----------
Total current liabilities                                    549,770      2,294,058

Subordinated convertible promissory notes                    337,500        337,500
                                                         -----------    -----------
Total liabilities                                            887,270      2,631,558
                                                         -----------    -----------

Commitments

Stockholders' (deficit) equity:
   Preferred stock--$.001 par value: authorized,
   1,000,000 shares; no shares issued and outstanding             --             --
   Common stock--$.001 par value, 20,000,000 shares
      authorized, shares issued and outstanding:
      4,539,000 in 1998 and 8,759,599 in 1999                  4,539          8,759
   Additional paid-in capital                              1,756,728      8,124,188
   Accumulated deficit                                    (1,942,969)    (4,804,661)
   Unamortized compensation component of stock options      (163,219)      (387,164)
                                                         -----------    -----------
Total stockholders' (deficit) equity                        (344,921)     2,941,122
                                                         -----------    -----------
Total liabilities and stockholders' (deficit) equity     $   542,349    $ 5,572,680
                                                         ===========    ===========


See accompanying notes.

                       EyeCity.com, Inc. and Subsidiaries

                      Consolidated Statements of Operations


                                                 Year ended December 31,         Nine months ended September 30,
                                              -----------------------------      ------------------------------
                                                 1997              1998              1998              1999
                                              -----------       -----------       -----------       -----------
                                                                                  (Unaudited)       (Unaudited)
Net revenues                                  $    25,947       $    95,974       $    23,469       $ 1,531,159
Cost of revenues                                   17,000            44,576            17,195         1,089,328
                                              -----------       -----------       -----------       -----------
Gross profit                                        8,947            51,398             6,274           441,831
                                              -----------       -----------       -----------       -----------

Operating expenses:
   Marketing and sales                            217,792           779,528           339,063           244,575
   General and administrative                     252,489           657,832           453,539         2,175,611
   Depreciation and amortization                      597            24,754            10,181           591,779
   Technology and development                          --                --                --           177,357
                                              -----------       -----------       -----------       -----------
Total operating expenses                          470,878         1,462,114           802,783         3,189,322
                                              -----------       -----------       -----------       -----------

Operating loss                                   (461,931)       (1,410,716)         (796,509)       (2,747,491)
Other income (expense):
   Interest and investment income                      --            10,865                --             6,742
   Interest expense                                (4,542)          (10,473)           (2,771)         (120,943)
                                              -----------       -----------       -----------       -----------
Total other income (expense)                       (4,542)              392            (2,771)         (114,201)
                                              -----------       -----------       -----------       -----------
Net loss                                      $  (466,473)      $(1,410,324)      $  (799,280)      $(2,861,692)
                                              ===========       ===========       ===========       ===========

Basic and diluted net loss per
   common share                                     $(.14)            $(.33)            $(.19)            $(.43)
                                              ===========       ===========       ===========       ===========

Shares used in the calculation of basic
   and diluted net loss per common share        3,264,831         4,259,773         4,165,846         6,650,508
                                              ===========       ===========       ===========       ===========


See accompanying notes.

                       EyeCity.com, Inc. and Subsidiaries

            Consolidated Statements of Stockholders' Equity (Deficit)


                 Years ended December 31, 1997 and 1998 and the
                nine months ended September 30, 1999 (unaudited)

                                                                                                     Unamortized
                                                                                                     Compensation       Total
                                                   Common Stock         Additional                     Component     Stockholders'
                                            -------------------------    Paid-In      Accumulated      of Stock         Equity
                                              Shares        Amount       Capital        Deficit         Options        (Deficit)
                                            -----------   -----------   -----------   -----------    ------------    -------------
Balance at January 1, 1997                    3,000,000   $     3,000   $     3,000   $   (66,172)             --     $   (60,172)
Issuance of common stock for cash, net of
   expenses of $18,500                          550,000           550       530,950            --              --         531,500
Net loss for the year ended December 31,
   1997                                              --            --            --      (466,473)             --        (466,473)
                                            -----------   -----------   -----------   -----------     -----------     -----------
Balance at December 31, 1997                  3,550,000         3,550       533,950      (532,645)             --           4,855
Issuance of common stock for cash, net of
   expenses of $14,736                          450,000           450       434,814            --              --         435,264
Issuance of common stock for consulting
   services                                     310,000           310       204,690            --              --         205,000
Issuance of common stock in connection
   with acquisitions                            229,000           229       173,204            --              --         173,433
Issuance of stock options                            --            --       410,070            --        (410,070)             --
Amortization of compensation component of
   stock options                                     --                                                   246,851         246,851
Net loss for the year ended December 31,
   1998                                              --            --            --    (1,410,324)             --      (1,410,324)
                                            -----------   -----------   -----------   -----------     -----------     -----------
Balance at December 31, 1998                  4,539,000         4,539     1,756,728    (1,942,969)       (163,219)       (344,921)
Issuance of common stock for cash net of
   $160,000 of expenses (unaudited)           2,077,334         2,077     2,494,925            --              --       2,497,002
Issuance of common stock for services
   (unaudited)                                  321,000           321       402,679            --              --         403,000
Issuance of common stock in connection
   with acquisitions (unaudited)              1,772,265         1,772     2,874,599            --              --       2,876,371
Issuance of stock options (unaudited)                --            --       545,307            --        (545,307)             --
Exercise of stock options (unaudited)            50,000            50        49,950            --              --          50,000
Amortization of compensation component of
   stock options (unaudited)                         --            --            --            --         321,362         321,362
Net loss for the nine months ended
   September  30, 1999 (unaudited)                   --            --            --    (2,861,692)             --      (2,861,692)
                                            -----------   -----------   -----------   -----------     -----------     -----------
Balance at September 30, 1999 (unaudited)     8,759,599   $     8,759   $ 8,124,188   $(4,804,661)       (387,164)    $ 2,941,122
                                            ===========   ===========   ===========   ===========     ===========     ===========


See accompanying notes.

                       EyeCity.com, Inc. and Subsidiaries

                      Consolidated Statements of Cash Flows


                                                                   Year ended December 31,         Nine months ended September 30,
                                                                -----------------------------      -------------------------------
                                                                   1997              1998               1998              1999
                                                                -----------       -----------       -----------       -----------
                                                                                                    (Unaudited)       (Unaudited)
Cash flows from operating activities
Net loss                                                        $  (466,473)      $(1,410,324)      $  (799,280)      $(2,861,692)
Adjustments to reconcile net loss to net cash used
   in operating activities:
   Depreciation and amortization                                        597            24,754            10,181           591,779
   Provision for doubtful accounts                                    1,050                --                --                --
   Amortization of discount                                              --                --                --            95,207
   Amortization of compensation component of stock options               --           246,851           183,420           321,362
   Issuance of stock for consulting services                             --           205,000           195,000           193,000
   Changes in operating assets and liabilities,
     excluding the effect of acquisitions:
     Accounts receivable                                             (2,352)          (32,710)          (10,013)           14,557
     Inventories                                                    (37,336)          (60,547)           (9,480)         (398,729)
     Prepaid expenses                                               (21,308)            4,558           (44,021)           (3,224)
     Accounts payable and accrued expenses                           61,387           188,059           (15,053)          546,457
     Accrued payroll and related taxes                               22,227            71,860            (3,853)            9,301
     Deferred salary to officers                                         --           165,000           112,212           124,052
                                                                -----------       -----------       -----------       -----------
Net cash used in operating activities                              (442,208)         (597,499)         (380,887)       (1,367,930)
                                                                -----------       -----------       -----------       -----------

Cash flows from investing activities
Purchase of intangibles                                                  --                --                --           (14,000)
Cash paid for acquisitions, net of cash acquired                         --             3,443             3,443        (1,087,857)
Purchases of furniture and equipment                                 (5,981)          (13,596)           (9,203)         (223,032)
                                                                -----------       -----------       -----------       -----------
Net cash used in investing activities                                (5,981)          (10,153)           (5,760)       (1,324,889)
                                                                -----------       -----------       -----------       -----------

Cash flows from financing activities
Exercise of stock options                                                --                --                --            50,000
Repayment of note payable                                                --           (50,000)          (50,000)               --
Repayment of convertible subordinated notes                              --                --                --           (25,000)
Proceeds from issuance of stock, net of expenses                    531,500           435,264           435,264         2,657,002
Proceeds from issuance of convertible
   subordinated notes                                                    --           362,500           275,000                --
Proceeds from line of credit/note payable                                --                --                --            41,330
Proceeds from loan payable--related party                            40,000                --                --                --
Repayment of loan payable--related party                            (40,000)               --                --                --
                                                                -----------       -----------       -----------       -----------
Net cash provided by financing activities                           531,500           747,764           660,264         2,723,332
                                                                -----------       -----------       -----------       -----------

Net increase in cash and cash equivalents                            83,311           140,112           273,617            30,513
Cash and cash equivalents--beginning of period                        1,325            84,636            84,636           224,748
                                                                -----------       -----------       -----------       -----------
Cash and cash equivalents--end of period                        $    84,636       $   224,748       $   358,253       $   255,261
                                                                ===========       ===========       ===========       ===========
Supplemental disclosures
Cash paid for interest                                          $     4,520       $        --       $        --       $    26,270
                                                                ===========       ===========       ===========       ===========
Cash paid for income taxes                                      $       438       $        --       $        --       $        --
                                                                ===========       ===========       ===========       ===========


See accompanying notes.

                       EyeCity.com, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

          (Information as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 is unaudited)

1. Description of Business

EyeCity.com, Inc. and its subsidiaries (collectively "EyeCity") are engaged in one business segment: the online marketing, distribution and sale of a broad range of optical products and accessories, including brand name sunglasses, contact lenses, binoculars, prescription eyewear, telescopes, sports and lifestyle eyewear and hunting glasses.

EyeCity has incurred operating losses since its inception and its working capital is insufficient to cover continuing operating expenses. Accordingly, EyeCity requires additional funding from financing or other sources to cover operating expenses until sufficient revenues are generated to cover such expenses. The foregoing conditions raise substantial doubt as to EyeCity's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of EyeCity.com, Inc. and its wholly-owned subsidiaries, Foggles, Inc., Gilead Enterprises, Inc., EyeGlassPlace.com, Inc., Peeper's, Inc. (formerly Peeper's Sunglasses and Accessories, Inc.) and SunglassSite, Inc. (formerly SunSource Technology, Inc.) (see Note 5). All material intercompany balances and transactions have been eliminated in consolidation.

Interim Financial Statements


The financial statements as of September 30, 1999 and for the nine months ended September 30, 1999 have been prepared by EyeCity without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position as of September 30, 1999 and the results of operations and cash flows for the nine months ended September 30,1999 have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or eliminated. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for any future interim period or for the year ending December 31, 1999.

                       EyeCity.com, Inc. and Subsidiaries

          (Information as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 is unaudited)

2. Summary of Significant Accounting Policies (continued)

Cash Equivalents

EyeCity considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Revenue Recognition

Net revenues are generated by online and retail operations and primarily consist of the selling price of merchandise, net of returns and credits, and shipping charges. Net revenues are recognized upon shipment of the order to the recipient. EyeCity provides an allowance for sales returns in the period of sale based upon historical experience.

Costs of Revenues

Costs of revenues include the cost of merchandise sold from inventory and the associated costs of inbound freight and outbound shipping.

Concentration of Credit Risk

EyeCity sells its products to a broad range of customers throughout the United States. A significant portion of customers pay for their products through the use of major credit cards. The timing of the cash realization and related fees are determined based upon agreements with such major credit card companies. Accordingly, credit losses related to the sale of merchandise are limited.

Inventories

Inventories are stated at the lower of cost (using the first-in, first-out method of accounting) or market.

                       EyeCity.com, Inc. and Subsidiaries

          (Information as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 is unaudited)

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, ranging from 5 to 7 years.

Intangibles

Intangibles consist of: (i) goodwill- the excess of the purchase price over the fair value of the net assets acquired, (ii) display technology, (iii) patents and trademarks, (iv) internet domain names and (v) licenses. Amortization expense relating to such intangibles is amortized on a straight-line basis over three years.

Long-Lived Assets

EyeCity follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard establishes the accounting for the impairment of long-lived assets, certain identifiable intangibles and the excess of cost over net assets acquired, related to those assets to be held and used in operations, whereby impairment losses are required to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets and certain identifiable intangibles that are expected to be disposed of.

When impairment indicators are present, EyeCity reviews the carrying value of its assets in determining the ultimate recoverability of their unamoritized values using future undiscounted cash flow analysis expected to be generated by the asset. If such assets are considered impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the future discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

EyeCity evaluates the periods of amortization continually in determining whether later events and circumstances warrant revised estimates of useful lives. If estimates are changed, the unamortized costs will be allocated to the increased or reduced number of remaining periods in the revised useful life.

Technology and Development

Technology and development costs consist of expenses associated with the design and development of the EyeCity.com SuperSite. The useful life of technology and development costs is less than one year and, accordingly, are expensed as incurred.

                       EyeCity.com, Inc. and Subsidiaries

          (Information as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 is unaudited)

2. Summary of Significant Accounting Policies (continued)

Advertising Costs


EyeCity's policy is to expense advertising costs as incurred. For the years ended December 31, 1997 and 1998, and the nine months ended September 30, 1998 and 1999, advertising expense was approximately $59,000, $12,000, $12,000 and $84,000, respectively.


Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided using the liability method. Accordingly, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates that will be in effect when the differences are expected to reverse.

Stock-Based Compensation

EyeCity accounts for its stock-based employee compensation agreements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123").

                       EyeCity.com, Inc. and Subsidiaries

          (Information as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 is unaudited)

3. Basic and Diluted Net Loss per Share

The following sets forth the computation of basic and diluted net loss per share:


                                              Year ended December 31,         Nine months ended September 30,
                                          ------------------------------      -------------------------------
                                              1997              1998             1998             1999
                                          ------------       -----------       ---------       -----------
Numerator:
   Net loss                               $   (466,473)      $(1,410,324)      $(799,280)      $(2,861,692)
                                          ============       ===========       =========       ===========

Denominator for basic and diluted
   net loss per share--weighted
   average shares                            3,264,831         4,259,773       4,165,846         6,650,508
                                          ============       ===========       =========       ===========
Basic and diluted net loss per share             $(.14)            $(.33)          $(.19)            $(.43)
                                          ============       ===========       =========       ===========

The calculation of diluted net loss per share excludes the effect of employee stock options (see Note 9), as the effect of such exercises would be antidilutive.


4. Subordinated Convertible Promissory Notes

During 1998, EyeCity issued $362,500 of subordinated convertible promissory notes. The notes bear interest at 10% per annum and interest is payable quarterly commencing January 1, 1999. The notes may be converted into shares of EyeCity common stock at the option of the holder at a conversion price of $1.25 per share any time after October 1, 1999 (the "Conversion Date"). EyeCity has the right to call, redeem or prepay the notes if the market price of EyeCity common stock equals at least $2.50 per share for ten consecutive trading days at any time after the Conversion Date. The notes are payable in 12 quarterly principal payments commencing on October 1, 2000. EyeCity repaid $25,000 of such notes in March 1999.

                       EyeCity.com, Inc. and Subsidiaries

          (Information as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 is unaudited)

4. Subordinated Convertible Promissory Notes (continued)

Principal payments for years ending on December 31 are as follows:

               1999                                         $ 25,000
               2000                                           28,125
               2001                                          112,500
               2002                                          112,500
               2003                                           84,375
                                                            --------
                                                            $362,500
                                                            ========

5. Acquisitions

EyeCity has closed on the acquisitions described below, each of which has been accounted for as a purchase. Accordingly, the consolidated financial statements include the operating results of each business from the respective date of acquisition.

On April 24, 1998, EyeCity entered into a one-year agreement whereby it licensed the use of certain patented display technology for an initial cash payment of $10,000 and monthly payments of $350. On April 30, 1999, EyeCity acquired such technology for a cash payment of $10,000, the issuance of 10,000 shares of common stock and 15 monthly payments of $1,000 beginning on June 15, 1999. In connection with the acquisition of this technology, EyeCity recorded an intangible asset of $35,000. Had this acquisition been consummated on January 1, 1997 or on January 1, 1998, the unaudited pro forma consolidated net revenues and results of operations would not have been considered material for the years ended December 31, 1997 or 1998.

On August 5, 1998, EyeCity acquired the common stock of Foggles, Inc. ("Foggles") in exchange for 214,000 shares of EyeCity's common stock. Foggles is a distributor of specialty eyeglasses that are used in the aviation and sporting industry. The fair value of EyeCity's common stock issued to Foggles shareholders was approximately $165,000. The purchase has been allocated to the assets acquired and the liabilities assumed based on the fair values at the date of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired of approximately $156,000 has been recorded as goodwill.

                       EyeCity.com, Inc. and Subsidiaries

          (Information as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 is unaudited)

5. Acquisitions (continued)

On September 17, 1998, EyeCity acquired all the common stock of Gilead Enterprises, Inc. ("Gilead") in exchange for 15,000 shares of EyeCity's common stock and options to purchase 2,500 shares of common stock at an exercise price of $3.00 per share. (The exercise price of the options was in excess of the fair value of the common stock on the date of grant). Gilead's assets primarily consist of a patent and trademark relating to night driving glasses. The fair value of EyeCity's common stock and options issued to Gilead shareholders was approximately $8,000. Accordingly, the entire purchase price of approximately $8,000 has been recorded as intangibles. Had this acquisition been consummated on January 1, 1997 or on January 1, 1998, the unaudited pro forma consolidated net revenues and results of operations would not have been considered material for the years ended December 31, 1997 or 1998.


On March 12, 1999, EyeCity acquired all of the outstanding shares of EyeGlassPlace.com, Inc., an Internet retailer of optical products and accessories, for 100,000 shares of EyeCity common stock. The fair value of EyeCity's common stock issued in connection with this acquisition was approximately $94,000. As the acquired entity had minimal operating assets and liabilities, the entire purchase price has been recorded as goodwill. Had this acquisition been consummated on January 1, 1998 or on January 1, 1999, the unaudited pro forma consolidated net revenues and results of operations would not have been considered material for the year ended December 31, 1998 or the nine months ended September 30, 1999.


On May 7, 1999, Peeper's Sunglasses and Accessories, Inc. ("Peeper's") merged into Peeper's, Inc., a wholly-owned subsidiary of EyeCity, for merger consideration consisting of a cash payment of $875,000, issuance of a non-interest bearing secured promissory note of $875,000 (see Note 6) and the issuance of 1,210,159 shares of common stock. Peeper's is an Internet retailer of eyewear, optical products and accessories. The total consideration paid in connection with this merger was approximately $3,244,000. The merger consideration has been allocated to the assets acquired and the liabilities assumed based on the fair values at the date of merger. The excess of the merger consideration over the estimated fair values of the net assets acquired of $3,116,000 has been recorded as goodwill.

                       EyeCity.com, Inc. and Subsidiaries

          (Information as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 is unaudited)

5. Acquisitions (continued)

In May 1999, EyeCity acquired the rights to an Internet domain name in exchange for the issuance of 2,105 shares of common stock and a cash payment of $30,000. The total consideration paid in connection with this acquisition was approximately $33,000 and has been recorded as intangibles.

On June 30, 1999, the SunSource Technology, Inc. ("SunSource") merged into SunglassSite, Inc., a wholly-owed subsidiary of EyeCity. Pursuant to the agreement, all issued and outstanding shares of SunSource common stock were converted in exchange for the following merger consideration: cash of $212,500, a promissory note in the amount of $212,500 (see Note 6) and the issuance of 283,334 shares of common stock; for total consideration of $953,000. The merger consideration has been allocated to the assets acquired and the liabilities assumed based on the fair values at the date of merger and, accordingly, EyeCity recorded $939,000 of goodwill.


On September 28, 1999, EyeCity entered into an agreement with Impact EyeWear, LLC whereby it acquired the rights, title and interest in and to certain assets, including a merchandise license agreement with Yahoo!, Inc. for $120,000 in cash and the issuance of 166,667 shares of EyeCity common stock. The total consideration paid in connection with this acquisition was approximately $620,000 and has been recorded as intangibles. Simultaneously, the Company entered into a distributor agreement with Sun Optics d/b/a Insight Eyeworks, Inc. ("Insight") under which Insight will manufacture, market and distribute the Yahoo! eyewear and eyewear accessories.


The following table summarizes the intangibles recorded related to the above-described acquisitions:


                                                  December 31,    September 30,
                                                      1998            1999
                                                  ------------    -------------

      Foggles, Inc.                                $  156,000      $  156,000
      Gilead Enterprises, Inc.                          8,000           8,000
      EyeGlassPlace.com, Inc.                              --          94,000
      Peeper's Sunglasses and Accessories, Inc.            --       3,116,000
      SunSource Technology, Inc.                           --         939,000
      Impact EyeWear license agreement et al.              --         620,000
      Other acquisitions                                   --          68,000
                                                   ----------      ----------
                                                      164,000       5,001,000
      Less accumulated amortization                    22,000         601,000
                                                   ----------      ----------

                                                   $  142,000      $4,400,000
                                                   ==========      ==========

                       EyeCity.com, Inc. and Subsidiaries

          (Information as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 is unaudited)

5. Acquisitions (continued)

The following table reflects unaudited pro forma results of operations of EyeCity on the basis that the Foggles, Peeper's and SunSource acquisition and mergers had taken place at the beginning of the period prior to the acquisition:


                                                                                 Nine months
                                                                                   ended
                                                 Year ended December 31,        September 30,
                                             ------------------------------     -------------
                                                1997               1998             1999
                                             -----------      -------------      -----------
Net sales                                    $   163,463      $   1,834,185      $ 2,560,092
                                             ===========      =============      ===========
Net loss                                     $  (443,946)     $  (2,949,130)     $(3,392,802)
                                             ===========      =============      ===========
Basic and diluted net loss per share               $(.14)             $(.50)           $(.46)
                                             ===========      =============      ===========
Shares used in calculation of basic and
   diluted net loss per share                  3,264,831          5,880,493        7,393,106
                                             ===========      =============      ===========


In management's opinion, the unaudited pro forma results of operations are not indicative of the actual results that would have occurred had the acquisition and mergers been consummated on January 1, 1997, January 1, 1998 or January 1, 1999 or of the future operations of the combined companies under the management of EyeCity.

6. Long-Term Debt


EyeCity's long-term debt obligations at September 30, 1999 are as follows:

Note payable to vendor (1)                                        $ 41,330
Seller financed acquisition and merger obligations (2)             946,207
                                                                  --------
Total--included in current liabilities                            $987,537
                                                                  ========

(1) In 1999, EyeCity issued a note payable to a vendor in return for advertising services. The note is payable as follows: $1,330 on October 1, 1999 and the remaining $40,000 in equal monthly installments of $10,000 commencing November 1, 1999.

                       EyeCity.com, Inc. and Subsidiaries

          (Information as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 is unaudited)

6.       Long-Term Debt (continued)


(2) In connection with the acquisition of certain patented display technology on April 30, 1998 (see Note 5), EyeCity issued a $15,000 non-interest bearing note. The note is payable in 15 equal monthly installments commencing June 15, 1999. The balance outstanding at September 30, 1999 is $11,000.

      In connection with the merger of Peeper's in May 1999 (see Note 5), EyeCity issued a secured promissory note in the amount of $875,000. The note is non-interest bearing and is due upon the earlier of the anniversary date or the consummation of a public offering resulting in gross proceeds in excess of $10,000,000. The carrying value of the note is recorded net of the unamortized discount of $200,000 which is being amortized over the term of the note. For the nine months ended September 30, 1999, $83,332 of amortization expense has been recorded.

      In connection with the merger of SunSource in June 1999 (see Note 5), EyeCity issued a secured promissory note in the amount of $212,500. The note is non-interest bearing and is due upon the earlier of the anniversary date or the consummation of a public offering resulting in gross proceeds in excess of $10,000,000. The carrying value of the note is recorded net of the unamortized discount of $47,500 which is being amortized over the term of the note. For the nine months ended September 30, 1999, $11,875 of amortization expense has been recorded.


7. Stockholders' Equity


EyeCity is authorized to issue 21,000,000 shares of stock, of which 20,000,000 is designated as common stock, par value $.001 per share, and 1,000,000 is designated as preferred stock, par value $.001 per share. As of September 30, 1999, EyeCity has not issued any shares of preferred stock.


During 1997, EyeCity sold 550,000 shares of its common stock to several investors at a price of $1.00 per share for net proceeds of approximately $532,000.

                       EyeCity.com, Inc. and Subsidiaries

          (Information as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 is unaudited)

7. Stockholders' Equity (continued)

During 1998, EyeCity issued 310,000 shares of its common stock as consideration for marketing services; the total of the consideration paid was $205,000. In April 1998, EyeCity completed a private placement of 450,000 shares of its common stock to several investors at a price of $1.00 per share, resulting in net proceeds of approximately $435,000.

During 1998, EyeCity entered into several agreements with one consultant, whereby EyeCity exchanged 300,000 shares of common stock, in addition to 12 monthly cash payments of $3,000, in return for consulting services. EyeCity estimated the total value of the stock consideration paid to be $195,000. The agreement commenced on February 1, 1998 and terminated on January 31, 1999. In addition, 10,000 shares of common stock were issued to another consultant and the consideration paid was valued at approximately $10,000.



On March 12, 1999, EyeCity sold 250,000 shares of its common stock, at a price of $1.00 per share, for proceeds of $250,000.

In May 1999, EyeCity sold 1,500,000 shares of its common stock to several investors at a price of $1.00 per share for proceeds of $1,500,000. In connection with this transaction, EyeCity issued 300,000 options to an investment advisor to purchase common stock at an exercise price of $1.00 per share.

In June 1999, EyeCity sold 50,000 shares to one investor at a price of $1.50 per share, for proceeds of $75,000. In connection with this transaction, EyeCity issued 15,000 options to an investment advisor to purchase common stock at an exercise price of $1.50 per share.

In June 1999, EyeCity sold 230,000 shares of its common stock to several investors. These shares were sold at a price of $3.00 per share, for proceeds of approximately $690,000. In connection with this transaction, EyeCity issued 98,000 options to an investment advisor to purchase common stock at an exercise price of $3.00 per share.


In July and August 1999, EyeCity privately sold 47,334 shares of its common stock to seven individual investors. These shares were sold for $3.00 per share, for a total offering price of $142,000.

                       EyeCity.com, Inc. and Subsidiaries

          (Information as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 is unaudited)

7. Stockholders' Equity (continued)


During 1999 and in connection with the private placements, EyeCity issued 160,000 shares of common stock and stock options to purchase 420,000 shares of common stock at exercise prices ranging from $1.00 to $3.00 per share, in return for consulting and finders services. In addition, during 1999, EyeCity issued 161,000 shares of common stock and options to purchase 375,000 shares of common stock at exercise prices ranging from $1.00 to $4.38 per share in return for legal, consulting services and leasehold improvements for the Minnesota office space for total consideration of approximately $1,391,000.


8. Stock Options

EyeCity has three stock option plans (the "Plans")--The 1997 Stock Option Plan (the "1997 Plan") provides for the granting of either incentive stock options or nonstatutory stock options, and the 1998 and 1999 Stock Option Plans provide for the granting of nonstatutory stock options. The 1997 Plan provides for the granting of up to 500,000 options and the 1998 and 1999 Plans each provide for the granting of 1,500,000 options to key employees of EyeCity (including directors and officers) and consultants (including members of EyeCity's advisory board) for the purchase of EyeCity common stock. Stock options granted under the Plans may vest immediately and have a term not greater than ten years from the date of grant or five years for a holder of more than 10% of EyeCity common stock. Incentive stock options may be granted at an exercise price not less than the fair market value of the underlying shares at the date of grant or for the 1997 Plan, less than 110% of the fair market value for a holder of more than 10% of EyeCity common stock at the date of grant. The per share price of nonstatutory stock options granted to Non-Insiders (as defined) shall be determined by the Board of Directors. All options under the above plans have been granted at exercise prices equal to or greater than the fair market value of the underlying common shares at the date of grant.

                       EyeCity.com, Inc. and Subsidiaries

          (Information as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 is unaudited)

8. Stock Options (continued)

The following table summarizes activity in stock options:


                                                                                  Nine Months ended
                                      Year ended December 31, 1998                September 30, 1999
                                    ----------------------------------    -----------------------------------
                                                         Weighted
                                      Shares under        Average           Shares under    Weighted Average
                                        Options       Exercise Price          Options        Exercise Price
                                    ----------------------------------    -----------------------------------
Balance, beginning of period                  --           $  --               752,000            $1.06
   Granted                             1,677,000           $1.03             1,830,250            $2.32
   Forfeitures/expirations               925,000           $1.00                    --              --
   Exercised                                  --              --                50,000            $1.00
                                       ---------                             ---------
Balance, end of period                   752,000           $1.06             2,532,250            $1.97
                                       =========                             =========

Weighted-average fair value of
   options issued during the
   period                                                  $ .67                                  $ .79

The following tables summarize information about the stock options outstanding at December 31, 1998 and September 30, 1999:

                       December 31, 1998                                           September 30, 1999
-----------------------------------------------------------------    -----------------------------------------------
                                    Weighted-                                          Weighted-
                                     Average                                            Average
                                    Remaining                                          Remaining
   Exercise          Options        Contractual       Options            Options       Contractual       Options
     Price         Outstanding         Life        Exercisable         Outstanding        Life         Exercisable
----------------- --------------- --------------- ---------------    --------------- --------------- ---------------
     $1.00           508,500          8.5 years       213,000           1,273,500        6.6 years       903,500
     $1.10           200,000          4.1 years       100,000             400,000        3.9 years       300,000
     $1.50            41,000          9.5 years        23,000              56,000        7.1 years        56,000
     $1.75                --                 --            --              60,000        2.5 years        60,000
     $3.00             2,500          9.7 years         2,500             107,500        3.0 years       107,500
     $3.75                --                 --            --             270,000       10.0 years        22,500
     $4.38                --                 --            --               5,000        9.5 years        40,000
     $4.50                --                 --            --             325,000        9.8 years            --
     $7.75                --                 --            --              35,250        9.7 years            --
                  ----------                      -----------        ------------                    -----------
                     752,000                          338,500           2,532,250                      1,489,500
                  ==========                      ===========        ============                    ===========

EyeCity has reserved 3,720,000 shares of common stock for issuance of all options and the conversion of subordinated convertible promissory notes at September 30, 1999.

                       EyeCity.com, Inc. and Subsidiaries

          (Information as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 is unaudited)

8. Stock Options (continued)

Fair Value Disclosures

Pro forma information regarding net loss and net loss per share is required by SFAS 123, which also requires that the information be determined as if EyeCity has accounted for its stock options under the fair value method of that statement. The fair value for these options was estimated using the Black-Scholes method with the following assumptions: no dividend yield, weighted-average expected life of the option of five years, volatility factor of the expected market price of the common stock of .46, and risk-free interest rates of 5% for the year ended December 31, 1998.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. EyeCity's pro forma financial information is as follows:

                                             Year ended December 31,
                                         -------------------------------
                                           1997                 1998
                                         ---------           -----------
    Net loss
    As reported                          $(466,473)          $(1,410,324)
                                         =========           ===========
    Pro forma                            $(466,473)          $(1,501,014)
                                         =========           ===========

    Net loss per share
    As reported                              $(.14)                $(.33)
                                         =========           ===========
    Pro forma                                $(.14)                $(.35)
                                         =========           ===========

                       EyeCity.com, Inc. and Subsidiaries

          (Information as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 is unaudited)

9. Income Taxes

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to be recovered or settled. Significant components of EyeCity's deferred tax assets are as follows:
                                                     December
                                                     31, 1998
                                                    ---------

      Net operating loss carryforward               $ 512,000
      Other                                            81,000
                                                    ---------
      Total deferred tax assets                       593,000

      Valuation allowance for deferred tax assets    (593,000)
                                                    ---------
       Net deferred tax assets                      $      --
                                                    =========

As a result of losses from operations, at December 31, 1998, EyeCity has available a net operating loss carryforward ("NOL") of approximately $1,280,000 for Federal income tax purposes that expire in 2017 to 2018. At December 31, 1996 and 1997, EyeCity had a valuation allowance for deferred tax assets of approximately $26,000 and $213,000, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which the NOL's can be utilized and the temporary differences become deductible. Since EyeCity has incurred losses since inception, EyeCity has established a valuation allowance for deferred tax assets at December 31,1998.

                       EyeCity.com, Inc. and Subsidiaries

          (Information as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 is unaudited)

10. Related Party Transactions


EyeCity leased office space on a month-to-month basis from a related entity. A major stockholder of EyeCity also is a major stockholder of this entity. Rent expense paid to the related entity for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1998 and 1999 was approximately $14,000, $16,000, $12,000 and $11,000, respectively. During August 1999, EyeCity relocated its operations and no longer leases office space from such related entity.


11. Commitments

Employment Contracts

On July 1, 1998 and December 31, 1998, EyeCity amended and extended its existing employment contracts with its president and executive vice president, respectively, through June 30, 2004. The contracts provide for each executive to receive a minimum annual salary of $82,500 for the year ended December 31, 1998 and a minimum annual salary of $100,000 for each year thereafter. Officer salaries for 1998 in the amount of $165,000 have been accrued at December 31, 1998 and an additional $94,000 has been accrued for the six months ended June 30, 1999.

Additionally, during May, July and September 1999, EyeCity entered into three-year employment agreements with three executives with base salaries ranging from $100,000 - $130,000 per annum, increasing to $100,000 - $180,000 in the final year.


EyeCity entered into a severance and consulting agreement with a former officer effective December 31, 1998 and amended July 1, 1999 and September 15, 1999. The former officer received $75,000 as full settlement of his employment agreement; cash of $40,000 payable in equal monthly installments of $5,000 commencing October 1, 1999, and a $35,000 credit against the exercise of 35,000 options. In addition, in consideration for consulting services provided, EyeCity paid $45,000 in cash and $15,000 was credited against the exercise of 15,000 options. The former officer had retained options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share that expires on March 31, 2000 (10,000 of which have been exercised pursuant to the amended agreement on July 1, 1999 and 40,000 of which have been exercised pursuant to the amended agreement on September 30, 1999) and options to purchase 925,000 shares of common stock were canceled.

                       EyeCity.com, Inc. and Subsidiaries

          (Information as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 is unaudited)

11. Commitments (continued)

Employment Contracts (continued)

In connection with the extension of the expiration date of the vested options to the former officer, EyeCity recorded a compensation charge of $75,000 resulting from the new measurement date.

Leases

The Company has entered into various building leases which expire at various times through 2004. The minimum annual rental payments under the provisions of these leases for years ending December 31 are as follows:


        October 1, 1999 to December 31, 1999                   $ 25,000
        2000                                                    107,000
        2001                                                    120,000
        2002                                                    127,000
        2003                                                    130,000
        Thereafter                                               65,000
                                                               --------
                                                               $574,000
                                                               ========

Rent expense, including amounts paid to a related entity (see Note 10), was approximately $14,000, $17,000, $12,000 and $47,000 for the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999, respectively.

                         Report of Independent Auditors

The Stockholder
Peeper's Sunglasses and Accessories, Inc.

We have audited the accompanying balance sheet of Peeper's Sunglasses and Accessories, Inc. as of December 31, 1998, and the related statements of income, stockholder's equity and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peeper's Sunglasses and Accessories, Inc. at December 31, 1998, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


New York, New York
July 30, 1999

                    Peeper's Sunglasses and Accessories, Inc.

                                 Balance Sheets

                                                       December        May
                                                       31, 1998      7, 1999
                                                       --------     ----------
                                                                    (Unaudited)
Assets
Current assets:
   Cash and cash equivalents                           $ 14,156      $101,067
   Inventories                                          147,536        69,264
   Prepaid expenses                                         281           179
                                                       --------      --------
Total current assets                                    161,973       170,510

Property and equipment:
   Equipment                                             56,272        58,844
   Furniture and fixtures                                 4,977         4,977
                                                       --------      --------
                                                         61,249        63,821
   Less accumulated depreciation                          9,749        14,584
                                                       --------      --------
Net property and equipment                               51,500        49,237
                                                       --------      --------
Total assets                                           $213,473      $219,747
                                                       ========      ========

Liabilities and stockholder's equity
Current liabilities:
   Accounts payable                                    $ 17,987      $ 87,619
   Accrued expenses                                       5,215         3,332
                                                       --------      --------
Total current liabilities                                23,202        90,951

Stockholder's equity:
   Common stock, par value $1.00; 100 shares
     authorized, issued and outstanding                     100           100
   Additional paid-in capital                             7,887         7,887
   Retained earnings                                    182,284       120,809
                                                       --------      --------
Total stockholder's equity                              190,271       128,796
                                                       --------      --------
Total liabilities and stockholder's equity             $213,473      $219,747
                                                       ========      ========

See accompanying notes.

                    Peeper's Sunglasses and Accessories, Inc.

                              Statements of Income

                                                                    Period from
                                                                      January
                                         Year ended December 31,      1, 1999
                                        ------------------------      to May
                                           1997          1998         7, 1999
                                        ----------    ----------    -----------
                                                                    (Unaudited)

Net revenues                            $  402,328    $1,457,114    $  735,537
Cost of revenues                           227,369     1,037,125       525,835
                                        ----------    ----------    ----------
Gross profit                               174,959       419,989       209,702

Operating expenses:
   Sales and marketing                       8,655       105,763        54,126
   General and administrative               80,612       176,583        88,763
   Depreciation and amortization             2,040         7,709         4,965
   Technology and development                5,703         1,280            --
                                        ----------    ----------    ----------
Total operating expenses                    97,010       291,335       147,854
                                        ----------    ----------    ----------

Operating income                            77,949       128,654        61,848

Interest income                                 --         2,044         2,012
                                        ----------    ----------    ----------
Net income                              $   77,949    $  130,698    $   63,860
                                        ==========    ==========    ==========

See accompanying notes.

                    Peeper's Sunglasses and Accessories, Inc.

                       Statements of Stockholder's Equity

                 Years ended December 31, 1997 and 1998 and the
             period from January 1, 1999 to May 7, 1999 (unaudited)

                                                   Additional
                                     Common         Paid-In       Retained
                                      Stock         Capital       Earnings         Total
                                    ---------      ----------     ---------       ---------
Balance at January 1, 1997          $     100      $   7,887      $      --       $   7,987
Net income for year ended
   December 31, 1997                       --             --         77,949          77,949
                                    ---------      ---------      ---------       ---------
Balance at December 31, 1997              100          7,887         77,949          85,936
Net income for year ended
   December 31, 1998                       --             --        130,698         130,698
Distributions                              --             --        (26,363)        (26,363)
                                    ---------      ---------      ---------       ---------
Balance at December 31, 1998              100          7,887        182,284         190,271
Net income for the period from
   January 1, 1999 to
   May 7, 1999                             --             --         63,860          63,860
Distributions                              --             --       (125,335)       (125,335)
                                    ---------      ---------      ---------       ---------
Balance at May 7, 1999              $     100      $   7,887      $ 120,809       $ 128,796
                                    =========      =========      =========       =========

See accompanying notes.

                    Peeper's Sunglasses and Accessories, Inc.

                            Statements of Cash Flows

                                                                    Period from
                                                                      January
                                      Year ended December 31          1, 1999
                                     -------------------------         to May
                                       1997            1998           7, 1999
                                     ---------       ---------      -----------
                                                                    (Unaudited)
Operating activities
Net income                           $  77,949       $ 130,698       $  63,860
Adjustments to reconcile net
   income to net cash provided
   by operating activities:
   Depreciation                          2,040           7,709           4,965
   Changes in operating assets
     and liabilities:
       Prepaid expenses                     --            (281)            102
       Inventories                     (27,765)        (79,513)         78,272
       Accounts payable                 15,065         (14,133)         69,632
       Accrued liabilities             (13,825)          3,824          (1,883)
                                     ---------       ---------       ---------
Net cash flows provided by
   operating activities                 53,464          48,304         214,948

Investing activities
Purchase of property and
   equipment                           (21,608)        (39,641)         (2,702)
                                     ---------       ---------       ---------
Net cash flows used in
   investing activities                (21,608)        (39,641)         (2,702)

Financing activities
Distributions to shareholders               --         (26,363)       (125,335)
                                     ---------       ---------       ---------
Net cash flows used in
   financing activities                     --         (26,363)       (125,335)
                                     ---------       ---------       ---------
Net increase (decrease) in cash         31,856         (17,700)         86,911

Cash and cash equivalents at
   beginning of period                      --          31,856          14,156
                                     ---------       ---------       ---------
Cash and cash equivalents at
   end of period                     $  31,856       $  14,156       $ 101,067
                                     =========       =========       =========

See accompanying notes.

                    Peeper's Sunglasses and Accessories, Inc.

                          Notes to Financial Statements

                  (Information as of May 7, 1999 and the period
               from January 1, 1999 to May 7, 1999 is unaudited)

1. Description of Business

Peeper's Sunglasses and Accessories, Inc. ("Peeper's") was incorporated on January 1, 1997. Peeper's operates a retail optical store located in Duluth, Minnesota and also sells optical products online through its Internet site.

2. Summary of Significant Accounting Policies

Interim Financial Statements

The financial statements for the period January 1, 1999 to May 7, 1999 have been prepared by Peeper's without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations and cash flows for the aforementioned period have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or eliminated. The results of operations for the period January 1, 1999 to May 7, 1999, are not necessarily indicative of the results to be expected for any future interim period or for the year ending December 31, 1999.

Cash Equivalents

Peeper's considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Revenue Recognition

Net revenues are generated by online and retail operations and consist of the selling price of merchandise, net of returns and credits, and shipping charges. Net revenues are recognized upon shipment. Peeper's provides an allowance for sales returns in the period of sale, based upon historical experience.

Costs of Revenues

Costs of revenues include the cost of merchandise sold from inventory and the associated costs of inbound freight and outbound shipping.

                    Peeper's Sunglasses and Accessories, Inc.

                  (Information as of May 7, 1999 and the period
               from January 1, 1999 to May 7, 1999 is unaudited)

2. Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

Peeper's sells its products to a broad range of customers throughout the United States. Generally, customers pay for their products through the use of cash or major credit cards. The timing of the cash realization and related fees are determined based upon agreements with such major credit card companies. Accordingly, credit losses related to the sale of merchandise are limited.

Inventories

Inventories are stated at the lower of cost (using the first-in, first-out method of accounting) or market.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, ranging from 5 to 7 years.

Technology and Development

Technology and development costs consist of expenses associated with the designing and development of Peeper's websites. The useful life of technology and development costs is less than one year and, accordingly, are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                    Peeper's Sunglasses and Accessories, Inc.

                  (Information as of May 7, 1999 and the period
               from January 1, 1999 to May 7, 1999 is unaudited)

2. Summary of Significant Accounting Policies (continued)

Advertising Costs

Peeper's policy is to expense advertising costs as incurred. For the years ended December 31, 1997 and 1998 and the period from January 1, 1999 to May 7, 1999, advertising expense was approximately $9,000, $71,000 and $40,000, respectively.

Income Taxes

For federal income tax purposes, Peeper's has elected to file as an S corporation under the provisions of the Internal Revenue Code. A similar election was made for Minnesota state purposes. As a result, income of Peeper's is taxed directly to the shareholder and, accordingly, no provision for income taxes has been made in the accompanying financial statements.

3. Merger of Business

On May 7, 1999, Peeper's merged into Peeper's, Inc. (a wholly-owed subsidiary of EyeCity.com, Inc.) for merger consideration consisting of a cash payment of $875,000, a promissory note in the amount of $875,000, due upon the earlier of the anniversary date or the consummation of a public financing resulting in gross proceeds in excess of $10,000,000, and the issuance of 1,210,159 shares of restricted common stock.

                         Report of Independent Auditors

Stockholder and Directors
SunSource Technology, Inc.

We have audited the accompanying balance sheet of SunSource Technology, Inc. as of December 31, 1998, and the related statements of income, stockholder's equity and cash flows for the year ended and the period from June 13, 1997 (inception) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunSource Technology, Inc. at December 31, 1998, and the results of its operations and its cash flows for the year ended and the period from June 13, 1997 (inception) to December 31, 1997, in conformity with generally accepted accounting principles.


New York, New York
July 30, 1999

                           SunSource Technology, Inc.

                                 Balance Sheets

                                                         December       June
                                                         31, 1998     30, 1999
                                                         --------    -----------
                                                                     (Unaudited)
Assets
Current assets:
   Cash and cash equivalents                              $29,619      $48,577
   Accounts receivable                                      2,851        4,524
   Inventories                                              8,496       15,101
   Other assets                                               268          905
                                                          -------      -------
Total current assets                                       41,234       69,107

Furniture and equipment, net of accumulated
   depreciation of $227 and $639, respectively              2,042        5,322
                                                          -------      -------

Total assets                                              $43,276      $74,429
                                                          =======      =======

Liabilities and stockholder's equity
Current liabilities:
   Accounts payable                                       $22,217      $60,182
   Accrued expenses and other                               5,627          709
                                                          -------      -------
Total current liabilities                                  27,844       60,891

Stockholder's equity:
   Common stock, par value $25; 1,500 shares
     authorized, 50 shares issued and outstanding           1,250        1,250
   Retained earnings                                       14,182       12,288
                                                          -------      -------
Total stockholder's equity                                 15,432       13,538
                                                          -------      -------
Total liabilities and stockholder's equity                $43,276      $74,429
                                                          =======      =======

See accompanying notes.

                           SunSource Technology, Inc.

                            Statements of Operations

                                         Period from
                                        June 13, 1997
                                         (inception)      Year ended         Six months
                                         to December       December          ended June
                                          31, 1997         31, 1998           30, 1999
                                        -------------     ----------         ----------
                                                                            (Unaudited)
Net revenues                             $   6,196         $ 195,791         $ 293,396
Cost of revenues                             4,954           149,163           218,024
                                         ---------         ---------         ---------
Gross profit                                 1,242            46,628            75,372

Operating expenses:
   Sales and marketing                         454            12,030            19,925
   General and administrative                1,322            15,938            57,740
   Depreciation                                 --               227               412
                                         ---------         ---------         ---------
Total operating expenses                     1,776            28,195            78,077
                                         ---------         ---------         ---------

Operating income (loss)                       (534)           18,433            (2,705)

Interest income (expense)                       --              (138)               11
                                         ---------         ---------         ---------

Income (loss) before income taxes             (534)           18,295            (2,694)
Provision (benefit) for income
   taxes                                        --             3,579              (800)
                                         ---------         ---------         ---------
Net income (loss)                        $    (534)        $  14,716         $  (1,894)
                                         =========         =========         =========

See accompanying notes.

                           SunSource Technology, Inc.

                       Statements of Stockholder's Equity

     Period from June 13, 1997 (inception) to December 31, 1997, year ended
        December 31, 1998 and six months ended June 30, 1999 (unaudited)

                                                           Common         Retained
                                                           Stock          Earnings          Total
                                                          --------        --------         --------
Issuance of common stock on June 13, 1997                 $  1,250        $     --         $  1,250
   Net loss for year ended December 31, 1997                    --            (534)            (534)
                                                          --------        --------         --------
Balance at December 31, 1997                                 1,250            (534)             716
   Net income for year ended December 31, 1998                  --          14,716           14,716
                                                          --------        --------         --------
Balance at December 31, 1998                                 1,250          14,182           15,432
   Net loss for the six months ended June 30, 1999
   (unaudited)                                                  --          (1,894)          (1,894)
                                                          --------        --------         --------
Balance at June 30, 1999 (unaudited)                      $  1,250        $ 12,288         $ 13,538
                                                          ========        ========         ========

See accompanying notes.

                           SunSource Technology, Inc.

                            Statements of Cash Flows

                                           Period from
                                          June 13, 1997      Year ended      Six months
                                           (inception)
                                           to December       December        ended June
                                            31, 1997         31, 1998         30, 1999
                                          -------------      ----------      ----------
                                                                             (Unaudited)
Operating activities
Net income (loss)                           $   (534)        $ 14,716         $ (1,894)
Adjustments to reconcile net
   income (loss) to net cash
   provided by operating activities:
     Depreciation                                 --              227              412
     Changes in operating assets
       and liabilities:
         Accounts receivable                    (229)          (2,622)          (1,673)
         Other assets                           (125)            (143)            (637)
         Inventories                          (3,388)          (5,108)          (6,605)
         Accounts payable and
         accrued expenses                      1,255           26,589           33,047
         Due to stockholder                    3,996           (3,996)              --
                                            --------         --------         --------
Net cash flows provided by
operating activities                             975           29,663           22,650

Investing activities
Purchases of property and
   equipment                                      --           (2,269)          (3,692)
                                            --------         --------         --------
Net cash flows used in
   investing activities                           --           (2,269)          (3,692)

Financing activities
Proceeds from sale of common
   stock                                       1,250               --               --
                                            --------         --------         --------
Net cash flows provided by
   financing activities                        1,250               --               --
                                            --------         --------         --------
Net increase in cash                           2,225           27,394           18,958

Cash and cash equivalents at
   beginning of period                            --            2,225           29,619
                                            --------         --------         --------
Cash and cash equivalents at
   end of period                            $  2,225         $ 29,619         $ 48,577
                                            ========         ========         ========

See accompanying notes.

                           SunSource Technology, Inc.

                          Notes to Financial Statements

                (Information as of June 30, 1999 and for the six
                    months ended June 30, 1999 is unaudited)

1. Description of Business

SunSource Technology, Inc. ("SunSource") was incorporated in Florida on June 13, 1997. SunSource sells sunglasses, prescription eyewear and contact lenses online through its Internet site.

2. Summary of Significant Accounting Policies

Interim Financial Statements

The financial statements for the six months ended June 30, 1999 have been prepared by SunSource without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations and cash flows for the six months ended June 30, 1999 have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or eliminated. The results of operations for the six months ended June 30, 1999, are not necessarily indicative of the results to be expected for any future interim period or for the year ending December 31, 1999.

Cash Equivalents

SunSource considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Revenue Recognition

Net revenues are generated by online operations and primarily consist of the selling price of merchandise, net of returns and credits, and shipping charges. Net revenues are recognized upon shipment of the order to the recipient.

Costs of Revenues

Costs of revenues include the cost of merchandise sold from inventory and the associated costs of inbound freight and outbound shipping.

                           SunSource Technology, Inc.

                (Information as of June 30, 1999 and for the six
                    months ended June 30, 1999 is unaudited)

2. Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

SunSource sells its products to a broad range of customers throughout the United States. The Company does not extend credit to its customers as substantially all sales are to customers over the Internet using major credit cards. Credit losses relating to customers have been consistently within management's expectations.

Inventories

Inventories are stated at the lower of cost (using the first-in, first-out method of accounting) or market.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, ranging from 5 to 7 years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising Costs

SunSource's policy is to expense all advertising costs when incurred. For the year ended December 31, 1998 and the six months ended June 30, 1999, advertising expense was approximately $3,000 and $3,000, respectively. There were no advertising costs for the year ended December 31, 1997.

                           SunSource Technology, Inc.

                (Information as of June 30, 1999 and for the six
                    months ended June 30, 1999 is unaudited)

2. Summary of Significant Accounting Policies (continued)

Income Taxes

For federal income tax purposes, SunSource has elected to file as a C corporation under the provisions of the Internal Revenue Code.

3.Income Taxes: Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to be recovered or settled. The deferred tax assets and liabilities were not material as of December 31, 1998 and June 30, 1999.

Significant components of the provision (benefit) for income taxes are as follows:

                                    Year Ended                   Six Months
                                 December 31, 1998          Ended June 30, 1999
                                 -----------------          -------------------
Current
Federal                              $2,698                       $ (800)
State                                   881
                                     ------                       ------
Total                                $3,579                       $ (800)
                                     ======                       ======

The effective income tax rate differs from the federal statutory income tax rate of 34% primarily due to the federal surtax exemption.

4. Merger of Business

On June 30, 1999, the Company merged into SunglassSite, Inc. (a wholly-owed subsidiary of EyeCity.com, Inc.). As per the merger agreement all issued and outstanding shares of SunSource common stock was converted into the right to receive the following merger consideration: cash of $212,500, a promissory note in the amount of $212,500, due upon the earlier of the anniversary date or the consummation of a public financing resulting in gross proceeds in excess of $10,000,000, and the issuance of 283,334 shares of restricted common stock, 66,667 of which will be held in escrow for a period of six months following the closing date as security for the representations, warranties and covenants made by Rob Wilson (former owner) and SunSource.

                         Report of Independent Auditors

The Stockholders
Foggles, Inc.

We have audited the accompanying balance sheet of Foggles, Inc. as of August 5, 1998, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 1997 and the period from January 1, 1998 to August 5, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foggles, Inc. at August 5, 1998, and the results of its operations and its cash flows for the year ended December 31, 1997 and the period from January 1, 1998 to August 5, 1998, in conformity with generally accepted accounting principles.


New York, New York
July 30, 1999

                                  Foggles, Inc.

                                  Balance Sheet

                                 August 5, 1998

Assets
Current assets:
   Cash and cash equivalents                                             $ 3,443
   Accounts receivable                                                     7,135
   Inventories                                                             2,880
   Other assets                                                              335
                                                                         -------
Total assets                                                             $13,793
                                                                         =======

Liabilities and stockholders' equity
Current liabilities:
   Accrued expenses                                                      $ 4,097
   Other liabilities                                                          43
                                                                         -------
Total current liabilities                                                  4,140

Stockholders' equity:
   Capital stock                                                             600
   Retained earnings                                                       9,053
                                                                         -------
Total stockholders' equity                                                 9,653
                                                                         -------
Total liabilities and stockholders' equity                               $13,793
                                                                         =======

See accompanying notes.

                                  Foggles, Inc.

                            Statements of Operations

                                                                      Period from
                                                   Year Ended        January 1, 1998
                                                    December               to
                                                    31, 1997         August 5, 1998
                                                   ----------        ---------------
Net revenues                                        $ 137,516          $  85,306
Cost of revenues                                       81,672             33,755
                                                    ---------          ---------
Gross profit                                           55,844             51,551

Operating expenses:
   Sales and marketing                                 31,478             16,584
   General and administrative                           7,175             71,750
   Depreciation and amortization                        2,685                 --
   Technology and development                           4,196                 --
                                                    ---------          ---------
Total operating expenses                               45,534             88,334
                                                    ---------          ---------

Operating income (loss)                                10,310            (36,783)

Investment income                                         994                905
Interest expense                                         (348)              (185)
Gain (loss) on sale of marketable securities           11,571            (16,705)
                                                    ---------          ---------
Net income (loss)                                   $  22,527          $ (52,768)
                                                    =========          =========

See accompanying notes.

                                  Foggles, Inc.

                       Statements of Stockholders' Equity

                      Year ended December 31, 1997 and the
                 period from January 1, 1998 to August 5, 1998

                                                                         Accumulated
                                                                            Other
                                                        Common          Comprehensive         Retained
                                                        Stock              Income             Earnings              Total
                                                       ---------          ---------           ---------           ---------
Balance at January 1, 1997                             $     600          $      --           $ 206,144           $ 206,744
Distributions                                                 --                 --             (16,000)            (16,000)
Unrealized loss on marketable securities                      --            (12,478)                 --             (12,478)
Net income for year ended December 31, 1997                   --                 --              22,527              22,527
                                                                                                                  ---------
Total comprehensive income                                    --                 --                  --              10,049
                                                       ---------          ---------           ---------           ---------
Balance at December 31, 1997                                 600            (12,478)            212,671             200,793

Distributions                                                 --                 --            (150,850)           (150,850)
Unrealized gain on marketable securities                      --             12,478                  --              12,478
Net loss for the period from January 1, 1998
   to August 5, 1998                                          --                 --             (52,768)            (52,768)
                                                                                                                  ---------

Total comprehensive loss                                      --                 --                  --             (40,290)
                                                       ---------          ---------           ---------           ---------
Balance at August 5, 1998                              $     600          $      --           $   9,053           $   9,653
                                                       =========          =========           =========           =========

See accompanying notes.

                                  Foggles, Inc.

                            Statements of Cash Flows

                                                                              Period from
                                                               Year Ended    January 1, 1998
                                                                December           to
                                                                31, 1997     August 5, 1998
                                                               ---------       ---------
Operating activities
Net income (loss)                                              $  22,527       $ (52,768)
Adjustments to reconcile to net income (loss) to cash
   provided by operating activities:
     Depreciation and amortization                                 4,828              --
     Loss (gain) on sale of marketable securities                (11,571)         16,705
     Changes in operating assets and liabilities:
       Accounts receivable                                         7,349          (1,828)
       Inventories                                                (3,666)          1,586
       Other assets                                                  372            (335)
       Note receivable                                                --         136,238
       Accounts payable and accrued liabilities                   (3,518)         (3,595)
                                                               ---------       ---------
Net cash flows provided by operating activities                   16,321          96,003

Investing activities
Proceeds from sale of marketable securities                       54,196          61,356
Purchase of marketable securities                                (54,668)         (4,043)
                                                               ---------       ---------
Net cash flows (used in) provided by investing activities           (472)         57,313

Financing activities
Distributions to shareholders                                    (16,000)       (150,850)
                                                               ---------       ---------
Net cash flows used in financing activities                      (16,000)       (150,850)
                                                               ---------       ---------
Net (decrease) increase in cash                                     (151)          2,466

Cash and cash equivalents at beginning of period                   1,128             977
                                                               ---------       ---------
Cash and cash equivalents at end of period                     $     977       $   3,443
                                                               =========       =========

See accompanying notes.

                                  Foggles, Inc.

                          Notes to Financial Statements

                                 August 5, 1998

1. Description of Business

Foggles, Inc. ("Foggles") was incorporated on August 11, 1981 in the state of Ohio. Foggles is a distributor of optical devices for pilots, hunters, etc.

2. Summary of Significant Accounting Policies

Cash Equivalents

Foggles considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Revenue Recognition

Net revenues are generated by wholesale operations and consist of the selling price of merchandise, net of returns and credits, and include shipping charges. Net revenues are recognized upon shipment.

Costs of Revenues

Costs of revenues include the cost of merchandise inventory and the associated costs of inbound freight and outbound shipping.

Concentration of Credit Risk

Foggles sells it products to a broad range of customers throughout the United States. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables are due within 30 days. Credit losses relating to customers have been consistently within management's expectations.

Inventories

Inventories are stated at the lower of cost (using the first-in, first-out method of accounting) or market.

                                  Foggles, Inc.

                                 August 5, 1998

2. Summary of Significant Accounting Policies (continued)

Technology and Development

Technology and development costs consist of expenses associated with the designing and development of Foggles' website. The useful life of technology and development costs is less than one year and, accordingly, are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising Costs

Foggles policy is to expense advertising costs as incurred. For the year ended December 31, 1997 and the period from January 1, 1998 to August 5, 1998, advertising expense approximated $17,000 and $7,000, respectively.

Income Taxes

For federal income tax purposes, Foggles has elected to file as an S corporation under the provisions of the Internal Revenue Code. A similar election was made for Ohio state purposes. As a result, income of Foggles is taxed directly to the shareholders and, accordingly, no provision for income taxes has been made in the accompanying financial statements.

                                  Foggles, Inc.

                                 August 5, 1998

2. Summary of Significant Accounting Policies (continued)

Comprehensive Income

Effective January 1, 1997, Foggles adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. Statement 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement has no impact on Foggles' net income
(loss) or stockholders' equity (deficit). Statement 130 requires unrealized gains or losses on Foggles' available-for-sale securities, which prior to adoption was reported separately in stockholders' equity, to be included in comprehensive income. The related tax effect on comprehensive income is not material for the periods presented. Prior year consolidated financial statements have been restated to conform to the requirements of Statement 130.

3. Sale of Business

On August 5, 1998, all issued and outstanding shares of Foggles common stock was sold to EyeCity.com, Inc., a New York corporation, in exchange for 214,000 common shares of EyeCity.com, Inc.

                       EyeCity.com, Inc. and Subsidiaries


            Unaudited Pro Forma Consolidated Statement of Operations


                          Year Ended December 31, 1998

                                                                      Peeper's
                                                                   Sunglasses and       SunSource       Pro Forma
                                EyeCity.com, Inc.  Foggles, Inc.  Accessories, Inc.  Technology, Inc.  Adjustments    Pro Forma
                                -----------------  -------------  -----------------  ----------------  -----------   -----------
Net revenues                       $    95,974      $    85,306      $ 1,457,114        $   195,791    $        --   $ 1,834,185
Cost of revenues                        44,576           33,755        1,037,125            149,163             --     1,264,619
                                   -----------      -----------      -----------        -----------    -----------   -----------
Gross profit                            51,398           51,551          419,989             46,628             --       569,566

Operating expenses:
    Marketing and sales                779,528           16,584          105,763             12,030             --       913,905
    General and administrative         657,832           71,750          176,583             15,938             --       922,103
    Depreciation and
      amortization                      24,754               --            7,709                227      1,383,952     1,416,642
    Technology and
      development                           --               --            1,280                 --             --         1,280
                                   -----------      -----------      -----------        -----------    -----------   -----------
Total operating expenses             1,462,114           88,334          291,335             28,195      1,383,952     3,253,930
                                   -----------      -----------      -----------        -----------    -----------   -----------

Operating income (loss)             (1,410,716)         (36,783)         128,654             18,433     (1,383,952)   (2,684,364)
Other income (expense):
    Interest and investment
      income                            10,865              905            2,044                 --             --        13,814
    Interest expense                   (10,473)            (185)              --               (138)      (247,500)     (258,296)
Loss on sale of marketable
  securities                                --          (16,705)              --                 --             --       (16,705)
                                   -----------      -----------      -----------        -----------    -----------   -----------
Total other income (expense)               392          (15,985)           2,044               (138)      (247,500)     (261,187)

Provision for income taxes                  --               --               --              3,579             --         3,579
                                   -----------      -----------      -----------        -----------    -----------   -----------

Net income (loss)                  $(1,410,324)     $   (52,768)     $   130,698        $    14,716    $(1,631,452)  $(2,949,130)
                                   ===========      ===========      ===========        ===========    ===========   ===========

Basic and diluted net loss
  per common share                       $(.33)                                                                            $(.50)
                                   ===========                                                                       ===========

Shares used in the calculation
  of basic and diluted net loss
  per common share                   4,259,773                                                                         5,880,493
                                   ===========                                                                       ===========

See accompanying notes.

                       EyeCity.com, Inc. and Subsidiaries


            Unaudited Pro Forma Consolidated Statement of Operations

                      Nine Months Ended September 30, 1999

                                                          Peeper's Sunglasses        SunSource         Pro Forma
                                      EyeCity.com, Inc.  and Accessories, Inc.    Technology, Inc.    Adjustments       Pro Forma
                                      -----------------  ---------------------    ----------------    ------------     -----------
Net revenues                            $ 1,531,159           $   735,537           $   293,396        $        --     $ 2,560,092
Cost of revenues                          1,089,328               525,835               218,024                 --       1,833,187
                                        -----------           -----------           -----------        -----------     -----------
 Gross profit                               441,831               209,702                75,372                 --         726,905

Operating expenses:
    Marketing and sales                     244,575                54,126                19,925                 --         318,626
    General and administrative            2,175,611                88,763                57,740                 --       2,320,580
    Depreciation and amortization           591,779                 4,965                   412            502,659       1,101,349
    Technology and development              177,357                    --                    --                 --         177,357
                                        -----------           -----------           -----------        -----------     -----------
Total operating expenses                  3,189,322               147,854                78,077            502,659       3,917,912
                                        -----------           -----------           -----------        -----------     -----------

Operating income (loss)                  (2,747,491)               61,848                (2,705)          (502,659)     (3,191,007)
Other income (expense):

    Interest and investment income            6,742                 2,012                    11                 --           8,765
    Interest expense                       (120,943)                   --                    --            (90,417)       (211,360)
                                        -----------           -----------           -----------        -----------     -----------
Total other income (expense)               (114,201)                2,012                    11            (90,417)       (202,595)

Benefit for income taxes                         --                    --                   800                 --             800
                                        -----------           -----------           -----------        -----------     -----------

Net income (loss)                       $(2,861,692)          $    63,860           $    (1,894)       $  (593,076)    $(3,392,802)
                                        ===========           ===========           ===========        ===========     ===========

Basic and diluted net loss per
  common share                                $(.43)                                                                         $(.46)
                                        ===========                                                                    ===========

Shares used in the calculation of
  basic and diluted net loss per
  common share                            6,650,508                                                                      7,393,106
                                        ===========                                                                    ===========


See accompanying notes.

                       EyeCity.com, Inc. and Subsidiaries

                    Notes to Unaudited Pro Forma Consolidated
                            Statements of Operations


                        Year Ended December 31, 1998 and
                    the Nine Months Ended September 30, 1999


1. Basis of Presentation

The unaudited pro forma statement of operations for the year ended December 31, 1998 gives effect to EyeCity's acquisitions of Foggles, Inc. ("Foggles") Peeper's Sunglasses and Accessories, Inc. ("Peeper's") and SunSource Technology, Inc. ("SunSource") as if they occurred on January 1, 1998. Such unaudited pro forma financial statement sets forth the historical results of operations of EyeCity, Peeper's and SunSource for the year ended December 31, 1998 and Foggles for the period January 1, 1998 to August 5, 1998. The operations of Foggles for the period August 6, 1998 to December 31, 1998 are included in the operations of EyeCity.


The unaudited pro forma statement of operations for the nine months ended September 30, 1999 gives effect to EyeCity's acquisitions of Peeper's and SunSource as if they occurred on January 1, 1999. Such unaudited pro forma financial statement sets forth the historical results of operations of EyeCity and SunSource for the six months ended June 30, 1999 and Peeper's for the period January 1, 1999 to May 7, 1999. The operations of Peeper's for the period May 8, 1999 to June 30, 1999 are included in the operations of EyeCity.


The unaudited pro forma statement of operations has been prepared by management and should be read in conjunction with the historical financial statements of EyeCity, Peeper's, Foggles and SunSource. This statement does not purport to be indicative of the results of operations that might have occurred if the Foggles, Peeper's and SunSource acquisitions were consummated on January 1, 1998 or January 1, 1999, and does not purport to be indicative of future results.

Management believes additional synergies and operational improvements, not reflected in the accompanying unaudited pro forma statements of operations, will be realized by the combined companies. Such amounts cannot be reasonably quantified and, therefore, are not reflected in the unaudited pro forma statements of operations.

                       EyeCity.com, Inc. and Subsidiaries

                    Notes to Unaudited Pro Forma Consolidated
                       Statement of Operations (continued)


                        Year Ended December 31, 1998 and
                    the Nine Months Ended September 30, 1999


2. Pro Forma Adjustments


The pro forma adjustments for the year ended December 31, 1998 reflect the additional amortization required for a full year's amortization of the intangibles acquired, as well as the accretion of interest on the non-interest bearing promissory notes issued in connection with the acquisition of Peeper's and SunSource. Total intangibles were approximately $4,211,000 which was allocated to goodwill with a life of 3 years. The annual amortization of intangibles totals $1,404,000. The accretion of interest in the amount of $247,500 of amortization has been recorded as interest expense related to the discount on the non-interest bearing promissory notes for the year ended December 31, 1998.

The pro forma adjustments for the nine months ended September 30, 1999 reflect the additional amortization required for a full nine month's amortization of the intangibles acquired, as well as the additional accretion of interest for a full nine months of the discount on the non-interest bearing promissory notes issued in connection with the acquisitions of Peeper's and SunSource. Total intangibles were approximately $4,055,000 which was allocated to goodwill with a life of 3 years. The amortization of intangibles for nine months totals $1,042,000. The accretion of interest in the amount of $186,000 of amortization has been recorded as interest expense related to the discount on the non-interest bearing promissory notes for the nine months ended September 30, 1999.


3. Net Loss per Share Applicable to Common Stockholders

Pro forma net loss per share applicable to common stockholders adjusts the weighted average shares outstanding of EyeCity's historical financial statements for the shares issued to Foggles, Peeper's and SunSource stockholders as if such shares were outstanding for the respective periods.

                                    PART III

Item 1. Index to Exhibits

2.    a.    Certificate of Incorporation

      b.    Amendment to Certificate of Incorporation

      c.    Bylaws, as amended

3.    Instruments Defining the Rights of Security Holders:

      a. Form of Subscription Agreement used in connection with offering of 450,000 and 550,000 shares of common stock under Rule 504 of Securities Act of 1933

      b. Form of Subscription Agreement used in connection with offering of 10% Subordinated Convertible Promissory Notes

      c.    Form of 10% Subordinated Convertible Promissory Note

      d.    Purchase and Investment Agreement with Nikos P. Mouyiaris

      e. Form of Purchase and Investment Agreement with other investors in May 1999 $1,500,000 offering

      f. Form of Purchase and Investment Agreement with investors in June 1999 $690,000 offering

6.    a.    Stock Purchase Agreement between Ergovision, Inc. and shareholders of Foggles, Inc.

      b. Stock Purchase Agreement between Ergovision, Inc. and shareholders of Gilead Enterprises, Inc.

      c. Stock Purchase Agreement by and between Ergovision, Inc. and EyeGlassPlace.com, Inc.

      d.    Severance and Consultancy Agreement with Robert B. Greenberg

      e. Amendments to Severance and Consultancy Agreement with Robert B. Greenberg

      f. Agreement and Plan of Merger by and among Ergovision, Inc., Peeper's Sunglasses and Accessories, Inc., Peeper's, Inc. and Daniel D. Thralow

      g.    Purchase Agreement between EyeCity.com, Inc. and StarSystems

      h. Agreement and Plan of Merger by and among EyeCity.com, Inc., SunglassSite, Inc., SunSource Technology, Inc. and G. Robert Wilson

      i. Asset Purchase and Assignment Agreement by and among EyeCity.com, Inc., Impact Eyewear, LLC and Thomas Seltzer

      j.    Intentionally omitted

      k.    Intentionally omitted

      l.    Agreement between EyeCity.com and IEM, Inc.

      m.    Employment Agreement between Ergovision Inc. and Mark H. Levin

      n.    Amendment to Employment Agreement between Ergovision, Inc. and Mark
            H. Levin

      o.    Employment Agreement between Ergovision Inc. and Mark R. Suroff

      p.    Amendment to Employment Agreement between Ergovision, Inc. and Mark
            R. Suroff

      q.    Employment Agreement between Ergovision Inc. and Daniel D. Thralow

      r.    Finders Agreement between Ergovision, Inc. and James J. Armenakis

      s.    Consulting Agreement between Ergovision, Inc. and James J. Armenakis

      t.    Amendment to Consulting Agreement between Ergovision, Inc. and James
            J. Armenakis

      u.    Employment Agreement between EyeCity.com, Inc. and Jon Agnes

      v.    Employment Agreement between EyeCity.com, Inc. and Thomas B. Seltzer

      w.    1997 Qualified Stock Option Plan

      x.    1998 Stock Option Plan

      y..   1999 Stock Option Plan

      z.    Lease between First Industrial, LP. and EyeCity.com, Inc.

      aa.   Lease between Plaza Associates and Peeper's, Inc.

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  EyeCity.com, Inc.


Dated: November 18, 1999          By /s/ Mark H. Levin
                                     -----------------------------------------
                                  Name:  Mark H. Levin
                                  Title: President and Chief Executive Officer